                                             Filed Pursuant to Rule 424 (b) (3)
                                             Registration No. 333-49777


INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION AND DECLARED EFFECTIVE. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME A FINAL PROSPECTUS SUPPLEMENT IS DELIVERED. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION.

                  Subject to Completion, Dated August 6, 1998


PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED JUNE 4, 1998)


MERITOR AUTOMOTIVE, INC.

$100,000,000        % Notes due
ISSUE PRICE:       %

$100,000,000        % Debentures due
ISSUE PRICE:       %

Interest payable             and             .


Interest on the    % Notes due        ,     (the "   % Notes") and the    %
Debentures due        ,     (the "   % Debentures") will be payable on
and        , commencing on        , 1999. Each of the      % Notes and the
     % Debentures (collectively, the "Securities") will be redeemable prior to maturity, as a whole at any time or in part from time to time, at the option of Meritor Automotive, Inc., a Delaware corporation (the "Company" or "Meritor"), at a redemption price equal to the greater of (i) 100% of the principal amount of such Securities being redeemed and (ii) the sum of the present values of the Remaining Scheduled Payments (as defined herein) discounted to the redemption date on a semiannual basis at the Treasury Rate (as defined herein) plus
basis points in the case of the    % Notes and    basis points in the case of
the    % Debentures, together, in each case, with accrued interest to the date of redemption. See "Description of the Securities -- Optional Redemption."

Each series of the Securities will be represented by one or more global securities registered in the name of a nominee of The Depository Trust Company, as depositary (the "Depositary" or "DTC"). Beneficial interests in the Securities will be shown on, and transfers thereof will be effected only through, records maintained by the Depositary and its participants. Except as described in this Prospectus Supplement or the accompanying Prospectus, Securities in definitive form will not be issued. See "Description of the Securities -- Book-Entry System."

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS TO WHICH IT RELATES. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------------------------------------
                                                                      UNDERWRITING
                                                 PRICE TO            DISCOUNTS AND           PROCEEDS TO
                                                PUBLIC(1)            COMMISSIONS(2)         COMPANY(1)(3)
--------------------------------------------------------------------------------------------------------------
Per    % Note                                       %                      %                      %
--------------------------------------------------------------------------------------------------------------
Total                                               $                      $                      $
--------------------------------------------------------------------------------------------------------------
Per    % Debenture                                  %                      %                      %
--------------------------------------------------------------------------------------------------------------
Total                                               $                      $                      $
--------------------------------------------------------------------------------------------------------------

(1) Plus accrued interest, if any, from        , 1998.
(2) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting" herein.
(3) Before deducting expenses payable by the Company estimated to be $      .

The Securities are offered, subject to prior sale, when, as and if accepted by the several Underwriters and subject to approval of certain legal matters by Dewey Ballantine LLP, counsel for the Underwriters. It is expected that delivery
of the Securities will be made on or about        , 1998 through the book-entry
facilities of DTC against payment therefor in immediately available funds.


J.P. MORGAN & CO.
                        MORGAN STANLEY DEAN WITTER
                                             WARBURG DILLON READ LLC

August   , 1998

CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE SECURITIES. SPECIFICALLY, THE UNDERWRITERS MAY OVERALLOT IN CONNECTION WITH THE OFFERING, AND MAY ALSO BID FOR, AND PURCHASE, THE SECURITIES IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

     No dealer, salesperson or any other person has been authorized to give any information or to make any representations other than those contained or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or by any Underwriter. This Prospectus Supplement and the accompanying Prospectus do not constitute an offer to sell or the solicitation of an offer to buy the Securities by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus Supplement or the accompanying Prospectus, nor any sale made hereunder and thereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof or thereof or that the information contained or incorporated by reference herein or therein is correct as of any time subsequent to the date of such information.
                            ------------------------

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                                              PAGE
                                                              ----
Forward-Looking Statements..................................   S-2
Use of Proceeds.............................................   S-3
Pro Forma Capitalization....................................   S-3
The Company.................................................   S-4
Selected Financial Data.....................................  S-13
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................  S-14
Ratio of Earnings to Fixed Charges..........................  S-21
Description of the Securities...............................  S-21
Underwriting................................................  S-25
                            PROSPECTUS
Available Information.......................................     2
Documents Incorporated by Reference.........................     2
The Company.................................................     3
Use of Proceeds.............................................     3
Ratio of Earnings to Fixed Charges..........................     3
Description of the Debt Securities..........................     4
Plan of Distribution........................................    14
Experts.....................................................    15
Legal Matters...............................................    16

                           FORWARD-LOOKING STATEMENTS

     This Prospectus Supplement contains statements relating to future results of the Company (including certain projections and business trends) that are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those projected as a result of various risks and uncertainties, including but not limited to global economic and market conditions, such as the demand for commercial, specialty and light vehicles for which the Company supplies products; risks inherent in operating abroad; original equipment manufacturer program delays; demand for and market acceptance of new and existing products; successful development of new products; reliance on major original equipment manufacturer customers; labor relations of the Company, its customers and suppliers; and competitive product and pricing pressures, as well as other risks and uncertainties, including those detailed herein and from time to time in other filings of the Company with the Securities and Exchange Commission. See also "The Company -- Customers; Sales and Marketing", "-- Competition", "-- Raw Materials and Supplies",
"-- Acquisitions and Dispositions", "-- Seasonality; Cyclicality" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" herein.

                                USE OF PROCEEDS

     The net proceeds to be received by the Company from the sale of the Securities will be applied to repay approximately $200 million aggregate principal amount of borrowings under the Company's bank revolving credit facility, which were incurred primarily to fund payments to Rockwell International Corporation in connection with the Distribution (defined below). These borrowings bear interest at fluctuating rates which, on August 6, 1998, ranged from 5.075% to 7.82845%. Pending application of the funds, the Company will use the net proceeds of the Securities for short-term investments.

                            PRO FORMA CAPITALIZATION

     The following table sets forth the capitalization of the Company as of June 30, 1998 and as adjusted to give effect to the sale of the Securities offered hereby and the application of the net proceeds therefrom as described under "Use of Proceeds". This table should be read in conjunction with "Use of Proceeds", "Selected Financial Data", "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and related notes of the Company appearing elsewhere or incorporated by reference herein. The pro forma information may not reflect the cash, short-term debt and capitalization of the Company in the future.

                                                                      AS OF JUNE 30, 1998
                                                             --------------------------------------
                                                                            PRO FORMA      COMPANY
                                                             HISTORICAL    ADJUSTMENTS    PRO FORMA
Cash.......................................................    $  68          $  --         $  68
                                                               =====          =====         =====
Short-term debt............................................       51             --            51
                                                               =====          =====         =====
Long-term debt:
     Bank revolving credit facility........................      394           (200)          194
     Other obligations.....................................       46             --            46
          % Notes..........................................       --            100           100
          % Debentures.....................................       --            100           100
                                                               -----          -----         -----
Total long-term debt.......................................      440             --           440
Minority interests.........................................       39             --            39
Shareowners' equity:
     Common Stock..........................................       69             --            69
     Additional paid-in-capital............................      155             --           155
     Retained earnings.....................................      102             --           102
     Cumulative currency translation adjustments...........     (101)            --          (101)
                                                               -----          -----         -----
Total shareowners' equity..................................      225             --           225
                                                               -----          -----         -----
  Total capitalization.....................................    $ 704          $  --         $ 704
                                                               =====          =====         =====

                                  THE COMPANY

     The Company, headquartered in Troy, Michigan, is a leading global supplier of a broad range of components and systems for use in commercial, specialty and light vehicles. The Company was incorporated in Delaware in May 1997 in connection with the September 30, 1997 distribution by Rockwell International Corporation, a Delaware corporation and Meritor's former parent company ("Rockwell"), to Rockwell shareowners on a pro rata basis of all of the issued and outstanding shares of the Company (the "Distribution"). In the Distribution, Rockwell shareowners received one share of Company Common Stock for every three shares of Rockwell Common Stock owned on September 17, 1997, the record date for the Distribution. Prior to the Distribution, Rockwell transferred substantially all of its operations, assets and liabilities related to the automotive businesses then owned and operated by Rockwell (the "Automotive Business") (including liabilities relating to former operations) to the Company or to subsidiaries of the Company. As used herein, the terms "Company" or "Meritor" include subsidiaries and predecessors unless the context indicates otherwise.

     References herein to the Company's being a leading supplier or the world's leading supplier, and other similar statements as to the Company's relative market position, are based principally on calculations made by the Company based on information collected by the Company, including Company and industry sales data obtained from internal and available external sources, as well as Company estimates. In addition to such quantitative data, the Company's statements are based also on other competitive factors such as the Company's technological capabilities, its research and development efforts and innovations and the quality of its products and services, in each case relative to that of its competitors in its addressed markets.

     Meritor serves a broad range of original equipment manufacturer ("OEM") customers worldwide, including truck OEMs, light vehicle OEMs, semi-trailer producers and off-highway and specialty vehicle manufacturers. Its ten largest customers accounted for 59% of total fiscal 1997 sales. The Company operates 46 manufacturing facilities around the world. Sales outside North America accounted for approximately 41% of total sales in fiscal 1997.

     The Company serves its customers worldwide through Heavy Vehicle Systems ("HVS") and Light Vehicle Systems ("LVS"). HVS, which had fiscal 1997 sales of approximately $2.0 billion, supplies drivetrain systems and components, including axles, brakes, transmissions, clutches and drivelines, for heavy-duty and medium-duty trucks, trailers, off-highway equipment, buses and coaches, as well as other specialty and military vehicles. LVS, which had fiscal 1997 sales of approximately $1.3 billion, supplies electromechanical and other components and systems, including roof, door, access control and seat adjusting systems, as well as suspension products and steel wheels, for passenger cars, light trucks and sport utility vehicles.

     The Company conducts operations in the United States and in 15 foreign countries. Nearly one-half of Meritor's total assets and 41 percent of sales for the year ended September 30, 1997, were outside North America, primarily in France, the United Kingdom, Germany, Brazil and Italy.

     The Company's sales by product class for the three fiscal years ended September 30, 1997 were as follows:

                                                         FISCAL YEAR ENDED SEPTEMBER 30,
                                                         -------------------------------
                                                          1997        1996         1995
                                                         ------    -----------    ------
                                                                  (IN MILLIONS)
Heavy Vehicle Systems:
  Truck and Trailer Products...........................  $1,441      $1,360       $1,504
  Off-Highway, Specialty and Military Vehicle
     Products..........................................     516         467          433
Light Vehicle Systems..................................   1,352       1,317        1,188
                                                         ------      ------       ------
          Total........................................  $3,309      $3,144       $3,125
                                                         ======      ======       ======

     The following tables provide HVS sales by product and geographic region for the fiscal year ended September 30, 1997:

                             HEAVY VEHICLE SYSTEMS

1997 Sales by Product:
  Truck and Trailer Axles and Brakes........................   65%
  Off-Highway, Specialty and Military Vehicle Products......   26
  Transmissions, Clutches, Drivelines and Other Products....    9
1997 Sales by Geographic Region:
  North America.............................................   75%
  Europe....................................................   17
  South America.............................................    5
  Asia-Pacific..............................................    3

     In fiscal 1997, aftermarket sales represented 15% of total HVS sales and were made primarily in North America.

     The following tables provide LVS sales by product and geographic region for the fiscal year ended September 30, 1997:

                             LIGHT VEHICLE SYSTEMS

1997 Sales by Product:
  Roof Systems..............................................   31%
  Door Systems..............................................   29
  Access Control Systems....................................   14
  Suspension Products.......................................   12
  Steel Wheels..............................................   11
  Seat Adjusting Systems....................................    3
1997 Sales by Geographic Region:
  Europe....................................................   51%
  North America.............................................   34
  South America.............................................   11
  Asia-Pacific..............................................    4

     Meritor began operations separate from Rockwell on October 1, 1997 and, accordingly, does not have an operating history as an independent company prior to that date. The financial information included or incorporated by reference in this Prospectus Supplement or the accompanying Prospectus for periods prior to September 30, 1997 reflects the Automotive Business as part of Rockwell and may not necessarily be indicative of the results of operations, financial position and cash flows of the Company had it been a separate, independent company during these periods. The consolidated financial statements for periods after September 30, 1997 are those of the Company and its subsidiaries.

INDUSTRY TRENDS

     The automotive industry is experiencing several significant trends that present opportunities and challenges to industry suppliers. These trends, which influence the Company's business strategies, include the globalization of OEMs and their suppliers, increased outsourcing by OEMs, increased demand for modules and systems by OEMs and the consolidation of suppliers worldwide.

     As OEMs expand geographically to access new markets, they are able to achieve significant cost savings and enhanced product quality and consistency by sourcing from the most capable, full-service global suppliers. OEMs and suppliers also have the opportunity to take advantage of economies of scale through global sourcing of components and systems and by designing platforms that can be used in different geographic markets, but still be adapted to local preferences.

     OEMs are responding to global competitive pressures to improve quality and reduce manufacturing costs and related capital investments by outsourcing products which they historically have engineered and manufactured internally. Outsourcing enables OEMs to focus on their core design, assembly and marketing capabilities. In markets addressed by LVS, this increased outsourcing trend has extended not only to components, but to entire modules and systems, requiring suppliers to provide a higher level of engineering, design, electromechanical and systems integration expertise in order to remain competitive. Increased outsourcing by light vehicle OEMs has produced higher overall per vehicle sales by independent suppliers. Such increased outsourcing can result in supplier sales growth independent of the overall automotive industry growth trend.

     OEMs also are reducing their total number of suppliers and are more frequently entering into supply arrangements with the most capable global suppliers. Increasingly, the criteria for selection include not only quality, cost and responsiveness, but also certain full-service capabilities, including design and engineering. This trend and the globalization trend described above have contributed to the consolidation of automotive suppliers into larger, more efficient and more capable companies.

BUSINESS STRATEGIES

     Meritor has developed leadership market positions as it has grown into a global supplier of a broad range of components and systems for use in commercial, specialty and light vehicles worldwide. Meritor seeks to enhance its leadership positions and capitalize on its existing customer, product and geographic strengths, as well as the industry trends described above, and to increase its sales, earnings and profitability by employing the following business strategies:

     Continuously Improve Core Business Processes. The Company is continuously seeking to improve its core business processes through investment in information technology and capital equipment, rationalization of production among facilities, deintegration of non-core processes, establishment of flexible assembly sites and simplification and increased commonality of products in order to reduce product costs and improve product quality while lowering required asset investment levels, reducing product development times and increasing flexibility to meet customer needs.

     Capitalize on Customer Outsourcing Activities. A significant growth strategy of the Company is to provide lower cost and higher quality products to customers in connection with their increasing outsourcing activities. Management believes truck and trailer OEMs in Europe will increasingly outsource in order to achieve cost and efficiency advantages. The Company intends to work closely with current and prospective customers worldwide to identify and implement mutually beneficial outsourcing opportunities. The Company has sought and will continue to seek to utilize its broad product line and design, engineering and manufacturing expertise by expanding its sales of higher value modules and systems. The Company will seek to utilize its leadership positions in the supply of electromechanical systems to light vehicle OEMs and its ability to provide drivetrain systems to truck and specialty vehicle OEMs to capitalize on this anticipated customer demand.

     Leverage Geographic Strengths. Geographic expansion to meet the global sourcing needs of customers and to address new markets will continue to be an important element of the Company's growth strategy.

Management believes opportunities exist to increase further the Company's presence in the North American light vehicle markets, where its sales of light vehicle products increased from approximately $415 million in fiscal 1996 ($27.48 content per light vehicle manufactured in North America) to approximately $466 million in fiscal 1997 ($30.66 content per light vehicle manufactured in North America). The Company also believes there are opportunities to increase sales to heavy-duty and medium-duty commercial vehicle OEMs in Europe, building on established customer relationships with their North American affiliates and the Company's existing manufacturing presence in Europe. Emerging markets such as the Asia-Pacific region and South America also present growth opportunities as demand for commercial, specialty and light vehicles increases in these areas.

     Introduce New Systems and Technologies. Meritor plans to continue investing in new technologies, including electronics, and product development and working closely with its customers to develop and implement design, engineering, manufacturing and quality improvements. The Company will draw upon the engineering resources of its Technical Center in Troy, Michigan and its engineering centers of expertise in the United States, Brazil, Canada, France, Germany and the United Kingdom, as well as its ongoing relationship with the Rockwell Science Center. See "-- Research and Development."

     Management believes that its strategy of continuing to introduce new and improved systems and technologies will be an important factor in its efforts to achieve its growth objectives.

     Expand Aftermarket Business. Meritor intends to pursue growth of its aftermarket business, which historically has generated higher profit margins than those associated with original equipment sales. The Company's fiscal 1997 aftermarket sales were $290 million, representing sales of components and services principally to HVS North American customers. The Company will seek to expand its aftermarket business by utilizing its advanced distribution center in Florence, Kentucky, and leveraging its existing aftermarket channels with new products, both those manufactured by the Company and those manufactured by others and sold by the Company under distribution agreements.

     Selectively Pursue Strategic Opportunities. The Company regularly evaluates various strategic and business development opportunities, including license agreements, marketing arrangements, joint ventures and acquisitions. The Company intends to continue selectively to pursue alliances and acquisitions that would allow it to gain access to new customers and technologies, penetrate new geographic markets and enter new product markets.

PRODUCTS

     Meritor designs, develops, manufactures, markets, distributes, sells, services and supports a broad range of products for use in commercial, specialty and light vehicles. In addition to sales to the OEM market, the Company provides its truck and trailer products and off-highway and specialty products to OEMs, dealers, distributors, fleets and other end-users in the aftermarket. Principal products of the Company include the following:

HEAVY VEHICLE SYSTEMS

     Truck and Trailer Products

     Truck Axles. Meritor is one of the world's leading independent suppliers of axles for heavy-duty commercial vehicles. The Company's five axle manufacturing facilities located in the United States, Brazil, England and Italy produce axles for heavy-duty and medium-duty commercial vehicles. The Company's extensive truck axle product line includes a wide range of drive and non-drive front steer axles and single and tandem rear drive axles, which can include driver-controlled differential lock for extra traction, aluminum carriers to reduce weight and pressurized filtered lubrication systems for longer life. The Company's front steer and rear drive axles can be equipped with the Company's cam, wedge or air disc brakes, automatic slack adjusters and anti-lock braking systems.

     On June 11, 1998, Meritor and Volvo Truck Corporation signed a memorandum of understanding that could allow Meritor to acquire Volvo's heavy truck axle manufacturing operations based in Lindesberg,

Sweden. Under the terms of the proposed agreement, Meritor would become the primary supplier of heavy duty axles for Volvo's global heavy truck operations. Completion of the transaction is subject to due diligence reviews (which are underway), execution of a definitive agreement, corporate and regulatory approvals and other customary closing conditions. Meritor believes that this acquisition would enhance its position as a global leader in commercial axle production.

     Brakes. The Company is a leading independent supplier of air brakes to heavy-duty and medium-duty commercial vehicle manufacturers. Through four manufacturing facilities located in the United States, Canada, England and Italy, the Company manufactures a broad range of foundation air brakes, as well as automatic slack adjusters for brake systems. The Company's foundation air brake products include cam drum brakes, which offer improved lining life and tractor/trailer interchangeability, air disc brakes, which provide fade resistant braking for demanding applications, and wedge drum brakes, which are lightweight and provide automatic internal wear adjustment.

     Through its 50%-owned joint venture with WABCO Automotive Products, Inc. ("WABCO"), a wholly-owned subsidiary of American Standard, Inc., the Company is the leading supplier of anti-lock braking systems ("ABS") and a supplier of other electronic and pneumatic control systems for North American heavy-duty commercial vehicles. Through the joint venture, the Company also supplies hydraulic ABS to the North American medium-duty truck market.

     In 1995, federal regulations were adopted requiring that new heavy-duty and medium-duty vehicles sold in the United States be equipped with ABS. The first phase of this regulation requiring truck-tractors to be ABS equipped became effective in March 1997. ABS also are required on all trailers, single-unit trucks and buses with air brakes manufactured after March 1, 1998 and will be required on all trucks and buses with hydraulic brakes manufactured after March 1, 1999.

     Trailer Products. Meritor believes it is the world's leading manufacturer of heavy-duty trailer axles, with leadership positions in North America and in Europe. The Company's trailer axles are available in over forty models in capacities from 20,000 to 30,000 pounds for virtually all heavy trailer applications, and are available with the Company's broad range of brake products, including ABS. In addition, the Company supplies trailer air suspension products, for which it has strong market positions in Europe and growing market presence in North America.

     Transmissions. The Company introduced its transmission product line in 1989, enabling it to supply a complete drivetrain system to heavy-duty commercial vehicle manufacturers in North America. The Company's range of transmission models includes its Engine Synchro Shift(TM) transmission for heavy-duty trucks that is designed to reduce gear shifting effort for drivers and reduce wear on clutches and other drivetrain components in a cost efficient manner by synchronizing engine speed to road speed shifts without use of the clutch. See "-- Legal Proceedings" for information with respect to a patent infringement lawsuit filed against the Company by Eaton Corporation and a recent adverse jury verdict and judgment in the case.

     Clutches, Drivelines and Other Products. Meritor also supplies universal joints and driveline components, as well as clutches, including diaphragm-spring clutches. The Company believes that its Permalube(TM) universal joint is currently the only permanently lubricated universal joint used in the high mileage on-highway market. The Company also supplies Tripmaster(R) on-board computers, which provide trip and vehicle diagnostics, to truck OEMs and fleet operators.

OFF-HIGHWAY, SPECIALTY AND MILITARY VEHICLE PRODUCTS

     Off-Highway Vehicle Products. The Company supplies heavy-duty axles, brakes and drivelines for use in numerous off-highway vehicle applications, including construction, material handling, agriculture, mining and forestry, in North America, South America, Europe and China. These products are designed to tolerate high tonnages and operate under extreme conditions.

     Specialty Vehicle Products. The Company supplies axles, brakes and transfer cases for use in buses, coaches and recreational, fire and other specialty vehicles in North America and Europe, and is the leading supplier of bus and coach axles and brakes in North America.

     Military Vehicle Products. The Company supplies axles, brakes, brake system components including ABS, trailer products, transfer cases and drivelines for use in medium-duty and heavy-duty military tactical wheeled vehicles, principally in North America.

LIGHT VEHICLE SYSTEMS

     Roof Systems. Meritor is one of the world's leading independent suppliers of sunroofs and roof systems products, including its Golde(R) brand sunroofs, for use in passenger cars, light trucks and sport utility vehicles. The Company has roof system manufacturing facilities in North America, Europe and the Asia-Pacific region.

     Door Systems. The Company is the world's leading supplier of manual and power window regulators and a leading supplier of integrated door modules and systems. The Company manufactures approximately 23 million window regulators annually at plants in North America, South America, Europe and the Asia-Pacific region for light vehicle and heavy-duty commercial vehicle manufacturers. The Company's wide range of power and manual door system products utilize numerous technologies and offer the Company's own electric motors, which are designed for individual applications and to maximize operating efficiency and reduce noise levels.

     Access Control Systems. Meritor supplies manual and power activated latch systems to light vehicle and heavy-duty commercial vehicle manufacturers, with leadership market positions in Europe and a growing market presence in North America and the Asia-Pacific region. The Company's access control products include modular and integrated door latches, actuators, trunk and hood latches and fuel flap locking devices. From its access control systems manufacturing facilities in North America, Europe and the Asia-Pacific region, the Company manufactures over 18 million latches and 6 million actuators annually.

     Seat Adjusting Systems. The Company supplies manual and power seat adjusting systems for passenger cars, light trucks and sport utility vehicles, principally in North America. The Company's seat adjusting system products, first introduced in 1994, feature systems with integrated electronic memory and electric motors manufactured by the Company which are designed with speed and power capabilities to meet the specific requirements of each vehicle platform.

     Suspension Products. Through its 57%-owned joint venture with Mitsubishi Steel Mfg. Co., the Company is one of the leading independent suppliers of products used in suspension systems for passenger cars, light trucks and sport utility vehicles in North America. The Company's suspension system products, which are manufactured at three facilities in the United States and Canada, include coil springs, stabilizer bars and torsion bars. This business has experienced significant sales growth over the past five years as light vehicle OEMs have increased their outsourcing of suspension system products and the light vehicle market has grown.

     Steel Wheels. Meritor is a leading supplier of steel wheels to the light vehicle OEM market, principally in North and South America. The Company's wheel manufacturing facility in Brazil, and its recently established facility in Mexico, combine to produce more than ten million wheels annually.

CUSTOMERS; SALES AND MARKETING

     Meritor has numerous customers worldwide and has developed long-standing business relationships with many of these customers. The Company markets and sells its products principally to OEMs. In North America, the Company also markets its truck and trailer products directly to dealers, fleets and other end-users, who may designate the components and systems of a particular supplier for installation in the vehicles they purchase from OEMs. Most of the Company's sales to OEMs, consistent with industry practice, are made through open purchase orders, which do not require the purchase of a minimum number of products and typically may be canceled by the customer on reasonable notice without penalty. The Company also sells products to certain customers under long-term arrangements that require the Company to provide annual cost reductions (through price reductions or other cost benefits for the OEMs) by certain percentages each year. If the Company were unable to generate sufficient production costs savings in the future to offset such price reductions, the Company's gross margins could be adversely affected. In addition to sales to the OEM market, the Company also provides its truck and trailer products and off-highway and specialty products to OEMs, dealers, distributors, fleets and other end-users in the aftermarket.

     The Company is dependent upon large OEM customers with substantial bargaining power, including with respect to price and other commercial terms. Although the Company believes that it generally enjoys good relations with its OEM customers, loss of all or a substantial portion of the Company's sales to any of its large volume customers for whatever reason (including, but not limited to, loss of contracts, reduced or delayed customer requirements or strikes or other work stoppages affecting production by such customers) could have a significant adverse effect on the Company's financial results. During fiscal 1997, Freightliner Corporation and Mercedes-Benz A.G. (each of which is owned by Daimler-Benz A.G.) together accounted for approximately 11% of total sales of the Company. In 1997, Freightliner Corporation purchased the heavy truck business of Ford Motor Company, also a customer of the Company. Freightliner, Mercedes and Ford's heavy truck business together accounted for approximately 15% of total fiscal 1997 sales of the Company. In addition, Daimler-Benz A.G. has entered into an agreement to merge with Chrysler Corporation, and the combined companies together accounted for approximately 23% of the Company's total fiscal 1997 sales.

     Except as noted above with respect to the North American market for heavy-duty trucks, the Company generally competes for new business from OEMs both at the beginning of the development of new vehicle platforms and upon the redesign of existing platforms. New platform development generally begins two to four years prior to start-up of production. Once a supplier has been designated to supply products to a new platform, an OEM will generally continue to purchase those products from the supplier for the life of the platform, which typically lasts four to six years.

COMPETITION

     The Company operates in a highly competitive environment. Principal competitive factors are price, quality, service, product performance, design and engineering capabilities, new product innovation and timely delivery. The Company competes worldwide with a number of United States and international manufacturers that are both larger and smaller than the Company in terms of resources and market shares. In addition, certain OEMs manufacture for their own use products of the type supplied by the Company. In North America, the major competitors of HVS are Eaton Corporation and Dana Corporation. LVS has numerous competitors across its various product lines worldwide.

RAW MATERIALS AND SUPPLIES

     The Company believes it has adequate sources for the supply of raw materials and components for its manufacturing needs with suppliers located around the world. The Company does, however, concentrate its purchases of certain raw materials and parts over a limited number of suppliers and is dependent upon the ability of its suppliers to meet performance and quality specifications and delivery schedules. Although the Company historically has not experienced any significant difficulties in obtaining an adequate supply of raw materials and components necessary for its manufacturing operations, the loss of a significant supplier or the inability of a supplier to meet performance and quality specifications or delivery schedules could have an adverse effect on the Company.

JOINT VENTURES

     As the automotive industry has become more globalized, joint ventures and other cooperative arrangements have become an important element of the business strategies of the Company. The Company currently has interests in 13 joint ventures with operations in the United States, Australia, Brazil, Canada, China, India, Japan, Mexico and Turkey. In accordance with generally accepted accounting principles, operating results of the seven joint ventures more than 50% owned are consolidated in the financial statements of the Company. Joint ventures of the Company include its 50%-owned joint venture with WABCO for the manufacture and supply of ABS systems for heavy-duty commercial vehicles and its 57%-owned joint venture with Mitsubishi Steel Mfg. Co. for the manufacture and supply of suspension products for passenger cars, light trucks and sport utility vehicles.

ACQUISITIONS AND DISPOSITIONS

     Meritor regularly considers various strategic and business opportunities, including license agreements, marketing arrangements and acquisitions, and reviews the prospects of its existing businesses to determine whether any of them should be modified, sold or otherwise discontinued. Although no assurance can be given as to whether or when any acquisitions or dispositions will be consummated, if agreement with respect to any acquisitions were to be reached, the Company could finance such acquisitions by issuance of additional debt or equity securities. The additional debt from any acquisitions, if consummated, would increase the Company's debt to capitalization ratio and such acquisitions and related financing might, at least in the near term, have a dilutive effect on earnings per share. See "Products -- Heavy Vehicle Systems -- Truck and Trailer Products -- Truck Axles" above for information with respect to the possible purchase by the Company of Volvo Truck Corporation's heavy truck axle manufacturing operations.

     The industry in which the Company operates has recently experienced significant consolidation among suppliers, due in part to globalization and increased outsourcing of product engineering and manufacturing by OEMs, and in part to OEMs more frequently awarding long-term, sole-source or preferred supplier contracts to the most capable global suppliers, thereby reducing the total number of suppliers from whom components and systems are purchased. While the Company will consider acquisitions as a means of further expansion, there can be no assurance that the Company will participate in this industry consolidation, or that any such consolidation by the Company with other suppliers will ultimately be advantageous to the Company or that the Company will not be disadvantaged as a result of consolidation by other suppliers.

RESEARCH AND DEVELOPMENT

     The Company has significant research, development, engineering and product design capabilities. The Company spent approximately $54 million, $51 million and $58 million in fiscal 1997, 1996 and 1995, respectively, on research and development. At September 30, 1997, the Company employed approximately 570 professional engineers and scientists. Pursuant to a transitional services agreement entered into with Rockwell in connection with the Distribution, Rockwell's Science Center continues to provide assistance to the Company in the development of various technological and product advancements.

PATENTS AND TRADEMARKS

     Numerous United States and foreign patents and patent applications are owned or licensed by the Company in its manufacturing operations and other activities. While in the aggregate the patents and licenses of the Company are considered important to the operation of its business, management does not consider them of such importance that the loss or termination of any one of them would materially affect the Company. See "-- Legal Proceedings."

     The Company's name, its registered trademark "Meritor" and its symbol are important to its business. Other significant trademarks owned by the Company include Golde(R) (sunroofs), Fumagalli(TM) (wheels) and ROR(TM) (trailer axles). Under the terms of the Distribution Agreement (the "Distribution Agreement") entered into with Rockwell in connection with the Distribution, the Company may continue to apply the "Rockwell" brand name to its products for a period of ten years after the Distribution.

EMPLOYEES

     At September 30, 1997, the Company had more than 16,000 full-time employees. Approximately 3,400 Company employees in the United States and Canada are covered by collective bargaining agreements. The Company believes its relationship with unionized employees is satisfactory. No significant work stoppages have occurred in the past five years.

ENVIRONMENTAL MATTERS

     See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Environmental Matters."

LEGAL PROCEEDINGS

     On July 17, 1997 Eaton Corporation ("Eaton") filed suit against Rockwell in the U.S. District Court in Wilmington, Delaware, asserting infringement of Eaton's U.S. Patent No. 4850236, which covers certain aspects of heavy-duty truck transmissions, by the Company's Engine Synchro Shift(TM) transmission for heavy-duty trucks, and seeking damages and injunctive relief. Meritor was joined as a defendant on June 11, 1998, and trial in this matter began on June 23, 1998. On July 1, 1998, the jury rendered a verdict in favor of Eaton, finding that Meritor had infringed Eaton's patent and awarded compensatory damages in the amount of $1.25 million, and a judgment was entered on July 17, 1998. Because the jury found the infringement to be willful, the judge in the case has discretion to increase the damages to an amount up to three times the amount of the award. Eaton's request for a permanent injunction is pending. Meritor is evaluating the jury's verdict and the judgment and is pursuing further actions, including post-trial motions and an appeal to the United States Court of Appeals for the Federal Circuit. Based on advice of M. Lee Murrah, Esq., Assistant General Counsel of the Company, management believes the Company's truck transmissions do not infringe Eaton's patent. The Company intends to continue to defend this suit vigorously.

     Various other lawsuits, claims and proceedings have been or may be instituted or asserted against Rockwell or the Company or their respective subsidiaries relating to the conduct of the Company's business, including those pertaining to product liability, intellectual property, environmental, safety and health, and employment matters.

     Although the outcome of litigation cannot be predicted with certainty and some lawsuits, claims or proceedings may be disposed of unfavorably to the Company, based on its evaluation of matters which are pending or asserted and after consulting with David W. Greenfield, Esq., General Counsel of the Company, management believes the disposition of such matters will not have a material adverse effect on the Company's financial statements.

     Pursuant to the terms of the Distribution Agreement, the Company assumed responsibility for all litigation (including environmental proceedings) against Rockwell or its subsidiaries in respect of the Automotive Business.

GEOGRAPHIC INFORMATION

     See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- International Operations."

SEASONALITY; CYCLICALITY

     The Company may experience seasonal variations in the demand for its products to the extent automotive vehicle production fluctuates. Historically, such demand has been somewhat lower in the Company's first and fourth fiscal quarters (the fourth and third calendar quarters, respectively) when OEM plants may close during model changeovers and vacation and holiday periods.

     In addition, the industry in which the Company operates has been characterized historically by periodic fluctuations in overall demand for trucks, passenger cars and other vehicles for which the Company supplies products, resulting in corresponding fluctuations in demand for products of the Company. Cycles in the major automotive industry markets of North America and Europe are not necessarily concurrent or related. The cyclical nature of the automotive industry is outside the control of the Company and cannot be predicted with certainty. The Company has sought and will continue to seek to expand its operations globally to mitigate the effect of periodic fluctuations in demand of the automotive industry in one or more particular countries.

                            SELECTED FINANCIAL DATA

     The following selected consolidated financial data have been excerpted or derived from, and should be read in conjunction with, the consolidated financial statements and other information and data contained or incorporated by reference in the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 1997 and the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1998. Information as of June 30, 1998 and 1997 and for the nine-month periods then ended is unaudited, but in the opinion of management of the Company, contains all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of the results of operations for such interim periods. The results of operations for the nine-month period ended June 30, 1998 are not necessarily indicative of the results that may be expected for the fiscal year ending September 30, 1998.

                                                 NINE MONTHS ENDED
                                                  AND AT JUNE 30,        FISCAL YEAR ENDED AND AT SEPTEMBER 30,
                                                 -----------------   -----------------------------------------------
                                                  1998      1997      1997      1996      1995      1994      1993
                                                 -------   -------   -------   -------   -------   -------   -------
                                                                                  (DOLLARS IN MILLIONS)
SUMMARY OF OPERATIONS
Sales..........................................  $2,882    $2,467    $ 3,309   $ 3,144   $ 3,125   $ 2,653   $ 2,358
Gross margin...................................     416       332        438       397       381       282       282
Selling, general and administrative............     184       168        228       215       203       191       182
Operating earnings.............................     232       164        181(1)     146(1)     178      91       100
As a percent of sales:
  Gross margin.................................    14.4%     13.5%      13.2%     12.6%     12.2%     10.6%     12.0%
  Selling, general and administrative..........     6.4%      6.8%       6.9%      6.8%      6.5%      7.2%      7.7%
  Operating earnings...........................     8.0%      6.6%       5.5%      4.6%      5.7%      3.4%      4.2%
Interest expense...............................      32         6         10        10        11        12        13
Income before income taxes.....................     210       168        186       182       185        88       102
Net income.....................................     124       100        109       114       123        51        57
FINANCIAL POSITION
Working capital(2).............................  $  278    $  280    $   235   $   240   $   216   $   204   $   185
Property -- net................................     626       611        635       643       647       617       588
Goodwill.......................................      40        43         42        45        40        30        25
Total assets...................................   2,074     1,897      2,002     1,830     1,766     1,638     1,488
Short-term debt................................      51        23         21         8        14        17        28
Long-term debt.................................     440        21        465        24        31        35         9
Minority interests.............................      39        36         37        29        24        21        21
Equity.........................................     225       631        151       599       561       509       468
OTHER DATA
EBITDA(3)......................................  $  319    $  250    $   296   $   294   $   293   $   193   $   207
Depreciation and amortization..................      77        76        100       102        97        93        92
Cash provided by operating activities..........      88        99        201       197       203       156       162
Cash used for investing activities.............      86        69        127       101       127        99        90
Cash used for financing activities.............      67        36         15        84        80        41        64
Capital expenditures...........................      80        59        119       144       119       102       100
Employees at year end..........................                       16,900    15,300    16,700    17,200    16,300
Annual sales per employee (in thousands)(4)....                      $   203   $   198   $   182   $   159   $   150

---------------
(1) Operating earnings for fiscal year 1997 and fiscal year 1996 includes restructuring and spin-off costs of $29 million and restructuring costs of $36 million, respectively.

(2) Working capital consists of all current assets and liabilities, including cash and short-term debt.

(3) EBITDA is defined as income before income taxes, plus interest expense, depreciation and amortization. EBITDA should not be considered as a substitute for operating earnings, net income, cash flow or other statement of consolidated income or cash flow data computed in accordance with generally accepted accounting principles or as a measure of a company's results of operations or liquidity. Although EBITDA is not defined in generally accepted accounting principles, it is widely used as a measure of a company's operating performance and its ability to service its indebtedness because it assists in comparing performance on a consistent basis across companies without regard to depreciation and amortization, which can vary significantly depending on accounting methods (particularly where acquisitions are involved) or non-operating factors such as historical cost bases and capital structure.

(4) Annual sales per employee is based on the average of the monthly ending number of employees during the year.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     This Management's Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the consolidated financial statements and other information and data contained or incorporated by reference in the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 1997 and the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1998, which are incorporated by reference in this Prospectus Supplement and the accompanying Prospectus.

OVERVIEW AND OUTLOOK

     For Meritor and its shareowners, 1997 was an exciting year. The successful spin-off from Rockwell and the strong financial results contribute to the establishment of Meritor as a leading independent global supplier of a broad range of components and systems for use in commercial, specialty and light vehicles. With sales of $3.3 billion in fiscal 1997, the year provides strong momentum for the achievement of Meritor's long-term financial goals of average annual sales growth of 8 percent, average annual earnings per share growth of 15 percent and long-term debt to capitalization ratio of 45 percent, with a strong emphasis on cash generation. The long-term average annual goals have been established with the recognition that the industry in which the Company operates has been characterized historically by periodic fluctuations in overall demand for commercial, specialty and light vehicles for which the Company supplies products, resulting in corresponding fluctuations in demand for products of the Company. Accordingly, the Company will measure its performance against these goals over a multi-year period.

     The achievement of these goals is supported by the Company's strong balance sheet which includes, at September 30, 1997, $2 billion in assets, cash of $133 million (which includes approximately $58 million relating to Canadian income tax liabilities), as well as the $1 billion unsecured revolving credit facility which the Company entered into in August 1997 (discussed below under "Financial Condition"). Meritor believes this credit facility and the cash flows provided by operations will provide an adequate source of funds and liquidity to support its future growth and the achievement of its long-term goals. Pro forma pre-tax interest coverage, excluding the 1997 restructuring and spin-off costs of $29 million, would have been 6.5x for the year ended September 30, 1997, based on the initial interest rate on the borrowings. EBITDA (defined as income before income taxes plus interest expense, depreciation and amortization) was $296 million for fiscal 1997.

     Assuming generally favorable economic conditions and the anticipated benefits of the Company's restructuring programs, long-term average annual sales and earnings per share growth objectives should be achievable in fiscal 1998. Meritor's envisioned future is to be the best developer of quality automotive systems and technology solutions worldwide and the partner of choice to those customers who value outstanding service.

     Meritor began operations separate from Rockwell on September 30, 1997 and, accordingly, does not have an operating history as an independent company prior to that date. The financial information for periods prior to September 30, 1997 that is included or incorporated by reference in this Prospectus Supplement or the accompanying Prospectus reflects the Automotive Business as part of Rockwell, and may not necessarily reflect the results of operations, financial position and cash flows of the Automotive Business had the Company been operated independently during those periods. While the Automotive Business was profitable as part of Rockwell, there is no assurance that profits will continue at a similar level for periods subsequent to the Distribution.

RESULTS OF OPERATIONS

     The following sales, operating earnings and net income of the Company for the nine months ended June 30, 1998 and for the years ended September 30, 1997, 1996 and 1995 and pro forma amounts for the nine months ended June 30, 1997 and the year ended September 30, 1997 have been excerpted or derived from, and should be read in conjunction with, the consolidated financial statements and other information and data contained or incorporated by reference in the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 1997 and the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1998. Information as of June 30, 1998 and 1997 and for the nine-month periods then ended is unaudited, but in the opinion of management of the Company, contains all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of the results of operations for such interim periods. The results of operations for the nine-month period ended June 30, 1998 are not necessarily indicative of the results that may be expected for the fiscal year ending September 30, 1998.

                                                  PRO FORMA(1)
                                    NINE MONTHS   NINE MONTHS    PRO FORMA(1)
                                       ENDED         ENDED        YEAR ENDED      YEAR ENDED SEPTEMBER 30,
                                     JUNE 30,       JUNE 30,     SEPTEMBER 30,   --------------------------
                                       1998           1997           1997         1997      1996      1995
                                    -----------   ------------   -------------   ------    ------    ------
                                                    (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
Sales
  Heavy Vehicle Systems...........    $1,759         $1,419         $1,957       $1,957    $1,827    $1,937
  Light Vehicle Systems...........     1,123          1,048          1,352        1,352     1,317     1,188
                                      ------         ------         ------       ------    ------    ------
Total sales.......................    $2,882         $2,467         $3,309       $3,309    $3,144    $3,125
                                      ======         ======         ======       ======    ======    ======
Gross margin......................    $  416         $  332         $  438       $  438    $  397    $  381
                                      ======         ======         ======       ======    ======    ======
Operating earnings................    $  232         $  172         $  192(2)    $  181(2) $  146(2) $  178
Other income -- net...............        10             10             15           15        46        18
Interest expense..................       (32)           (26)           (38)         (10)      (10)      (11)
Provision for income taxes........       (86)           (63)           (70)         (77)      (68)      (62)
                                      ------         ------         ------       ------    ------    ------
Net income........................    $  124         $   93         $   99       $  109    $  114    $  123
                                      ======         ======         ======       ======    ======    ======
Earnings Per Share................    $ 1.79         $ 1.35      $     1.44(2)
Earnings Per Share Before
  Restructuring and Spin-Off
  Costs...........................    $ 1.79         $ 1.35         $ 1.74
Shares Outstanding (in
  millions).......................      69.0           68.9           68.9
                                      ======         ======         ======

---------------
(1) Pro forma information reflects (a) the 68.9 million shares of common stock issued at the date of the spin-off, (b) management's estimate that corporate costs would have been $8 million and $11 million lower on a stand-alone basis for the nine months ended June 30, 1997 and the year ended September 30, 1997, respectively, than those allocated to the Automotive Business by Rockwell and (c) $20 million and $28 million of interest expense at an annual rate of 6 percent for the nine months ended June 30, 1997 and the year ended September 30, 1997, respectively, related to the debt incurred by the Company in connection with the $445 million pre-Distribution payment to Rockwell.

(2) Operating earnings for pro forma and actual fiscal 1997 includes restructuring and spin-off costs of $29 million ($21 million after-tax or $.30 per share on a pro-forma basis) and for fiscal 1996 includes restructuring costs of $36 million ($24 million after-tax).

NINE MONTHS ENDED JUNE 30, 1998 COMPARED TO NINE MONTHS ENDED JUNE 30, 1997

     For the first nine months of fiscal 1998, sales were $2,882 million, up 17 percent over the same period a year ago. The strong sales growth for the nine months was driven by a robust North American heavy truck market, which was up substantially compared to last year, and higher penetration across most product lines of Heavy Vehicle and Light Vehicle Systems.

     Net income for 1998's first nine months was $124 million, or $1.79 per share, up $31 million above last year's pro forma net income of $93 million, or $1.35 per share. This was an improvement of 33 percent in earnings per share. The increase in net income and earnings per share was a result of higher sales and savings generated from cost and productivity improvement programs related to
(i) purchasing, which includes outsourcing non-core manufacturing and using lower cost global sourcing of materials and supply base management, and (ii) manufacturing, which includes shifting production to lower cost facilities, consolidating common processes, improving material flow and investing in capital and systems.

     Operating earnings of $232 million increased 35 percent for the first nine months of 1998, from $172 million in the first nine months of 1997 pro forma. Operating margins increased to 8.0 percent for the first nine months, from 7.0 percent in last year's period on a pro forma basis, reflecting savings generated from cost and productivity improvement programs (described above), and higher sales.

     Heavy Vehicle Systems sales were $1,759 million in the first nine months of fiscal 1998, an increase of $340 million, or 24 percent, compared to the first nine months of fiscal 1997. Almost all product lines within Heavy Vehicle Systems showed an increase in sales, primarily as a result of the strong North American heavy truck and trailer market and greater market penetration in North America. If current market conditions continue, the Company anticipates a growth rate of more than 20 percent in the North American heavy truck market for fiscal 1998 over last year. The Company estimates that the heavy truck market was up about 25 percent for the first nine months of fiscal 1998 over last year, but expects to see a more moderate growth rate -- in the 10 percent range -- over last year's fourth quarter.

     Light Vehicle Systems sales were reported at $1,123 million, an increase of $75 million, or 7 percent, over the first nine months of fiscal 1997. The sales growth was driven by penetration gains in the door, suspension, access control and seat adjusting systems and wheel product lines. This growth was partially offset by the negative impact on European sales of currency translation and lower European sunroof demand.

     Performance for the Company's first nine months of fiscal 1998 provides strong momentum for the achievement of the Company's stated long-term financial goals to grow, on an average annual basis, sales by 8 percent and earnings per share by 15 percent. At the same time, the Company continues to assess the economic situation in the Asia/Pacific region and its potential effect on the Company's businesses and served markets, although the Company's sales in the Asia/Pacific region represent only 3 percent of the Company's total annual sales volume.

     The Company's fourth quarter is also typically seasonably lower, due to annual OEM model changeovers and plant shutdowns.

1997 COMPARED TO 1996

     Sales for fiscal 1997 were up by $165 million, or 5 percent, above fiscal 1996.

     Heavy Vehicle Systems product sales grew to nearly $2 billion in fiscal 1997, an increase of $130 million, or 7 percent, over fiscal 1996. This sales growth was driven largely by increased sales in North America which benefited from higher sales in the aftermarket as well as greater market penetration by the Company's truck drivetrain products and trailer axle and brake products. Sales also increased in emerging markets including Brazil and China, while sales declined in Europe, where industry volumes were lower.

     Light Vehicle Systems product sales in fiscal 1997 increased $35 million, or 3 percent, over fiscal 1996. The sales performance is linked to ongoing growth in North America, offset somewhat by a decline in European sales, due principally to the currency translation impact of a strong U.S. dollar in fiscal 1997 and decreased sunroof demand. North American sales growth of 13 percent in generally flat light vehicle markets was chiefly the result of stronger market penetration in steel wheels and door, suspension and seat adjusting systems products.

     Gross margin for fiscal 1997 improved $41 million, or 10 percent, over fiscal 1996. Operating earnings for fiscal 1997, before restructuring and spin-off costs of $29 million in fiscal 1997 and restructuring costs of $36 million in fiscal 1996, increased $28 million, or 15 percent, over fiscal 1996. This growth in gross margin and operating earnings is due principally to the fiscal 1996 restructuring program as well as other productivity and cost improvement programs. The Company expects that the ongoing cost reduction and productivity improvement programs, together with global plans to launch new products, will further strengthen its ability to achieve its sales growth and profitability goals. Productivity and cost improvement programs related to (i) purchasing, which includes outsourcing non-core manufacturing and using lower cost global sourcing of materials and supply base management; and (ii) manufacturing, which includes shifting production to lower cost facilities, consolidating common processes, improving material flow and investing in capital and systems.

     In fiscal 1997, the Company recorded a $21 million ($16 million after-tax) restructuring charge related to workforce reductions and other manufacturing cost reduction programs, mostly outside the United States. The provision includes severance and other employee costs of $16 million and other facility-related costs of $5 million. These actions, which are already in process, are expected to reduce ongoing operating costs by an estimated $10 million per year, beginning in fiscal 1998. The Company also recorded an $8 million ($5 million after-tax) charge in fiscal 1997 related to costs associated with its spin-off from Rockwell including costs for communications, brand advertising, recruitment and other professional services. Operating margins before the restructuring and spin-off costs were 6.3 percent in fiscal 1997, as compared to 5.8 percent in fiscal 1996, principally due to higher sales of higher margin aftermarket products, continued improvement in production processes and cost improvements from the 1996 restructuring, which offset investments in new product development, continuing launch costs related to seat adjusting systems products and higher engineering costs. Selling, general and administrative expenses in fiscal 1997 increased $13 million, or 6 percent, over fiscal 1996, due to increased sales volume and increased spending on information technology projects.

     Other income in fiscal 1997 decreased $31 million from fiscal 1996, primarily due to one-time gains in fiscal 1996 which included a $14 million ($10 million after-tax) gain on the sale of Brazilian assets and $15 million ($9 million after-tax) from the settlement of certain environmental insurance claims.

     On a pro forma basis, operating earnings for fiscal 1997 would have been $11 million higher than actual fiscal 1997 results, due to a reduction in corporate costs from those allocated by Rockwell compared to management's estimate of stand-alone corporate costs. Pro forma interest expense for fiscal 1997 would have been $28 million higher than actual fiscal 1997 interest expense, due to additional annual interest expense of approximately 6 percent on the borrowings under the Company's credit facility related to the $445 million pre-Distribution payment to Rockwell.

1996 COMPARED TO 1995

     Sales for fiscal 1996 were slightly higher than fiscal 1995 principally due to an 11 percent sales increase in Light Vehicle Systems products, which offset a 6 percent decrease in Heavy Vehicle Systems product sales. The increased sales of Light Vehicle Systems products resulted primarily from the expansion of the Company's customer base in the light truck and sport utility vehicle markets in North America. This expansion was fueled by product placement on new vehicle platforms, a strong vehicle market and new product introductions.

     The decrease in sales of Heavy Vehicle Systems products was due to lower vehicle production levels, principally in the North and South American markets. North American heavy truck and trailer production decreased approximately 18 percent from the high levels achieved in 1995. The Brazilian medium-duty and heavy-duty vehicle markets experienced a 38 percent decline due to depressed economic conditions.

     Gross margin for the fiscal 1996 period improved $16 million, or 4 percent, in comparison to the fiscal 1995 period as a result of continued product cost reductions. Operating earnings for fiscal 1996 decreased by 18 percent after restructuring charges of $36 million. The $36 million restructuring charges related to manufacturing cost reduction programs at several locations, mostly outside the United States. The restructuring charges included severance and other employee costs of $22 million, asset impairments of $8 million and other costs of $6 million. Operating earnings before the restructuring charges increased $4 million, or 2 percent, from 1995, principally due to continued product cost reductions which were offset by launch costs related to the introduction of door systems and seat adjusting systems products in the North American market and an increase in selling, general and administrative expenses. Selling, general and administrative expenses in fiscal 1996 increased $12 million, or 6 percent, over fiscal 1995, primarily due to higher marketing costs and increased reserves for uncollectible receivables. The increased reserves for uncollectible receivables were established for certain trailer OEM customers, due to the downturn in the trailer industry and such customers' financial condition.

     Other income in fiscal 1996 increased by $28 million as compared to fiscal 1995 primarily due to a $14 million gain on the sale of Brazilian assets and $15 million of proceeds from the settlement of certain environmental insurance claims.

FINANCIAL CONDITION

     Historically, Meritor's operations have provided strong cash flows, as demonstrated by cash provided by operating activities of $201 million in fiscal 1997, $197 million in fiscal 1996 and $203 million in fiscal 1995. Sales growth related to both Heavy Vehicle Systems and Light Vehicle Systems products resulted in an increase in commercial accounts receivable and payable at the end of each fiscal year. Inventory levels at the end of fiscal 1997 increased primarily due to the increased level of business.

     These cash flows have allowed the Company to fund capital expenditures of $119 million for fiscal 1997, $144 million for fiscal 1996 and $119 million for fiscal 1995, as the Company continued to invest in the property, plant and equipment needed for future business requirements. Capital expenditures included equipment to support new product introductions (roof systems, door systems, seat adjusting systems and the Permalube(TM) driveline products), capacity expansion (wheels and electric motors) and new production processes.

     In fiscal 1997, $16 million used for acquisitions of businesses and investments consisted primarily of further investments in the Company's Chinese heavy axle joint venture with Xuzhou Construction Machinery Axle and Case Co. In fiscal 1996, $101 million of net cash used for investing activities included, in addition to capital expenditures, proceeds of $58 million from the disposition of property and businesses, primarily due to the sale of Brazilian assets, and $15 million used for investments in joint ventures. In fiscal 1995, $127 million of net cash used for investing activities included $19 million in cash used for acquisitions and investments, relating primarily to the acquisition of a window regulator business.

     Net cash used for financing activities for fiscal 1997 was $15 million. This was comprised primarily of $445 million of proceeds from borrowings under the Company's credit facility (described below) used to fund a cash payment to Rockwell in connection with the Distribution. In addition, Rockwell agreed to indemnify the Company for certain Canadian tax obligations incurred in connection with the transfer of assets prior to the Distribution, and $58 million in cash was provided by Rockwell at September 30, 1997 to fund these tax obligations. This amount partially offset $84 million in cash distributions to Rockwell from the Company. Net cash used for financing activities was $84 million in fiscal 1996, and $80 million in fiscal 1995, primarily related to cash distributions to Rockwell.

     Cash provided by operating activities for the first nine months of fiscal 1998 was $88 million, a decrease of $11 million as compared to the first nine months of fiscal 1997. The decrease was due primarily to higher working capital requirements in receivables and inventories to support the higher sales levels experienced during the first nine months of the year and anticipated for the remainder of fiscal 1998. The decrease was partially offset by increased net income and by a decrease in working capital requirements for other assets and liabilities.

     Capital expenditures of $80 million in the first nine months of fiscal 1998 included equipment for continued new product introductions, capacity expansion and new production processes. The Company anticipates full-year fiscal 1998 capital expenditures of approximately $140 million.

     For the first nine months of fiscal 1998, cash used for financing activities was $67 million, including a $72 million payment of the Canadian tax obligations referred to above. Rockwell had provided $58 million at September 30, 1997, as well as an additional $14 million during the quarter ended December 31, 1997, to pay for such taxes.

     The cumulative currency translation adjustments increased $29 million in the first nine months of fiscal 1998, primarily due to the strength of the U.S. dollar, principally in relation to the Canadian, French, Mexican and Australian currencies.

     The Company paid quarterly dividends of 10.5 cents per share on the Company's common stock on December 15, 1997 and March 9, 1998 to shareowners of record on November 24, 1997 and February 23, 1998, respectively. In addition, the Company paid a quarterly dividend of 10.5 cents per share on June 1, 1998 to shareowners of record on May 11, 1998, and the board of directors of the Company has declared a quarterly dividend of 10.5 cents per share, payable September 8, 1998 to shareowners of record on August 17, 1998.

     The Company's long-term debt to capitalization ratio improved to 63 percent at June 30, 1998 from 71 percent at September 30, 1997. Although the Company currently expects this trend of improvement to continue, consistent with the Company's long-term financial goal for its long-term debt to capitalization ratio of 45 percent, the ratio may vary depending on several factors, including the Company's results of operations and any acquisitions, dispositions or financings by the Company. Based on the closing price of the Company's common stock of $24 at June 30, 1998, the long-term debt to capitalization ratio on a market value basis was 21 percent at that date. The Company's pre-tax interest coverage increased to 7.9x for the first nine months of 1998, as compared to 7.3x for the first nine months of 1997 pro forma.

     Meritor has retirement medical and pension plans which cover most of its United States and certain non-United States employees. Retirement medical plan cash payments aggregated $36 million in fiscal 1997, $35 million in fiscal 1996 and $30 million in fiscal 1995 and are expected to approximate $36 million in fiscal 1998. The Automotive Business, as a participant in Rockwell pension plans, made pension plan contributions of $5 million in fiscal 1997, $2 million in fiscal 1996 and $3 million in fiscal 1995. The Company has established a U.S. pension plan and will continue existing non-U.S. pension plans. Pension contributions of $16 million were made by the Company in the first nine months of fiscal 1998, and the Company anticipates that pension plan funding during fiscal 1998 will approximate $25 million.

     The Company has a $1 billion unsecured revolving credit facility which the Company entered into with a group of banks in August 1997 and which was partially used to fund a $445 million pre-Distribution payment to Rockwell. Management of the Company believes that this credit facility and the cash flows provided by operations will provide an adequate source of funds and liquidity to support the future growth of Meritor and the achievement of the Company's long-term goals. Borrowings under the credit facility are subject to interest based on quoted market rates, principally LIBOR (London Interbank Offered Rate) and eurocurrency rates, at the date of borrowing plus an applicable margin based on the Company's credit rating or financial ratios, and to a facility fee on the committed amount, which also varies based on the Company's credit rating or financial ratios. The initial margin over the LIBOR-based and eurocurrency rates was 20 basis points, and the facility fee on the committed amount was 10 basis points. The Company's debt has been rated BBB by Standard & Poor's Ratings Services and Baa2 by Moody's Investor Service.

     On April 9, 1998, concurrent with the filing of the Registration Statement under which the Securities are being offered, and in connection with the anticipated offering of the Securities pursuant thereto, the Company entered into forward treasury lock agreements with creditworthy financial institutions pursuant to which the Company will make or receive, respectively, payments in respect of an aggregate notional principal amount of $200 million depending upon whether certain interest rates fall or rise during the term of the agreements. These agreements expire on August 31, 1998, unless earlier terminated or extended. The Company anticipates terminating these agreements upon the sale of the Securities offered hereby and does not anticipate any material adverse effect on its results of operations or financial position in respect of these agreements.

     Meritor regularly considers various strategic and business opportunities, including acquisitions. Although no assurance can be given as to whether or when any acquisitions will be consummated, if agreement were to be reached, the Company could finance such acquisitions by issuance of additional debt or equity securities. The additional debt from any acquisitions, if consummated, would increase the Company's debt to capitalization ratio and such acquisitions and related financing might, at least in the near term, have a dilutive effect on earnings per share.

INCOME TAXES

     The Company's effective income tax rate in fiscal 1997 was 41.3 percent compared to 37.6 percent in fiscal 1996 and 33.4 percent in fiscal 1995. The higher tax rate in fiscal 1997 was due primarily to a lower level of foreign net operating loss utilization in fiscal 1997 and a refund of certain foreign income taxes in fiscal 1996. The lower tax rate in 1995 was due principally to the realization of foreign net operating loss carryforwards combined with relatively higher levels of U.S. taxable income related to improved sales in the North American truck markets.

ENVIRONMENTAL MATTERS

     In connection with the Distribution, the Company assumed all liabilities in respect of environmental matters related to current and former operations of the Automotive Business.

     Federal, state and local requirements relating to the discharge of substances into the environment, the disposal of hazardous wastes, and other activities affecting the environment have had and will continue to have an impact on the manufacturing operations of the Company. Thus far, compliance with environmental requirements and resolution of environmental claims have been accomplished without material effect on the Company's liquidity and capital resources, competitive position or financial statements.

     Meritor has been designated as a potentially responsible party at three Superfund sites, excluding sites as to which the Company's records disclose no involvement or as to which the Company's potential liability has been fully determined. Management estimates the total reasonably possible costs the Company could incur for the remediation of Superfund sites at September 30, 1997 to be about $19 million, of which $12 million had been accrued at that date.

     Various other lawsuits, claims, and proceedings have been asserted against the Company alleging violation of federal, state and local environmental protection requirements, or seeking remediation of alleged environmental impairments, principally at previously disposed of properties. For these matters, management has estimated the total reasonably possible costs the Company could incur at September 30, 1997 to be about $28 million. As of September 30, 1997, the Company had recorded environmental accruals for these matters of $13 million.

     At September 30, 1997, the Company had no receivables recorded from third parties related to environmental matters.

     Management believes that at June 30, 1998, there had been no material change to this information.

     Based on its assessment and after consulting with David W. Greenfield, Esq., General Counsel of the Company, management believes that the Company's expenditures for environmental capital investment and remediation necessary to comply with present regulations governing environmental protection and other expenditures for the resolution of environmental claims will not have a material adverse effect on the Company's liquidity and capital resources, competitive position or financial statements. Management cannot assess the possible effect of compliance with future requirements.

INTERNATIONAL OPERATIONS

     Nearly one-half of Meritor's total assets and 41 percent of sales for the year ended September 30, 1997, were outside North America, primarily in France, the United Kingdom, Germany, Brazil and Italy. The borrowings utilized to finance the payment to Rockwell in connection with the Distribution were incurred primarily in the United States, Canada, Italy and the United Kingdom. Management believes that international operations have significantly benefited the financial performance of the Company.

     The Company's international operations are subject to a number of risks inherent in operating abroad, including, but not limited to, risks with respect to currency exchange rate fluctuations, local economic and political conditions, disruptions of capital and trading markets, restrictive governmental actions (such as restrictions on transfer of funds and trade protection measures, including export duties and quotas and customs duties and tariffs), changes in legal or regulatory requirements, import or export licensing requirements, limitations on the repatriation of funds, difficulty in obtaining distribution and support, nationalization, the laws and policies of the United States affecting trade, foreign investment and loans, and tax laws. There can be no assurance that these factors will not have a material adverse impact on the Company's ability to increase or maintain its foreign sales or on its financial condition or results of operations.

     The Company enters into foreign currency forward exchange contracts to minimize risk of loss from currency exchange rate fluctuations on firm and identifiable foreign currency commitments entered into in the ordinary course of business. The Company has not experienced nor does it anticipate any material adverse effect on its results of operations or financial condition related to these foreign currency forward exchange contracts. The Company has not entered into foreign currency forward exchange contracts for other purposes, and the Company's financial condition and results of operations could be affected (negatively or positively) by currency fluctuations.

YEAR 2000

     The Company has developed plans to address issues related to the impact of the year 2000 on its computer systems. Financial and operational systems have been assessed and plans are being developed to address systems modification requirements. The financial impact of making the required systems changes is not expected to be material to the Company's consolidated financial position, results of operations or cash flows.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The Company has calculated a ratio of earnings to fixed charges of 6.3 for the nine months ended June 30, 1998. "Earnings" are defined as pre-tax income from continuing operations, adjusted for income or loss attributable to minority interests in subsidiaries, undistributed earnings of less than majority owned subsidiaries, and fixed charges excluding capitalized interest. "Fixed charges" are defined as interest on borrowings (whether expensed or capitalized) and that portion of rental expense applicable to interest.

                         DESCRIPTION OF THE SECURITIES

     The   % Notes and the   % Debentures offered hereby each constitutes a
single series of Debt Securities described in the accompanying Prospectus and each such series will be limited to $100,000,000 aggregate principal amount, and will be issued only in registered form in denominations of $1,000 and any integral multiple thereof. The Indenture is qualified under the Trust Indenture Act of 1939, as amended (the "1939 Act"). Reference is made to the 1939 Act and the accompanying Prospectus for a detailed summary of additional provisions of the Securities and of the Indenture under which the Securities will be issued. The Chase Manhattan Bank is the Trustee under the Indenture.

INTEREST

     The Securities will bear interest from             , 1998 at the respective
rates per annum stated in their titles, payable semi-annually on             and
            of each year, beginning             , 1999. Interest is payable to
the persons in whose names the   % Notes and the   % Debentures are registered
at the close of business on the             or             , as the case may be,
preceding such interest payment date, which will be the Regular Record Dates with respect to such series.

OPTIONAL REDEMPTION

     Each of the   % Notes and the   % Debentures will be redeemable as a whole
at any time or in part from time to time, at the option of the Company, on not less than 30 or more than 60 days' notice mailed to holders thereof, at a redemption price equal to the greater of (i) 100% of the principal amount of
such      % Notes or      % Debentures being redeemed and (ii) the sum of the
present values of the Remaining Scheduled Payments (as defined below), discounted to the redemption date on a semiannual basis (assuming a 360-day year
consisting of twelve 30-day months) at the Treasury Rate plus   basis points in
the case of the   % Notes and   basis points in the case of the   % Debentures,
together, in each case, with accrued interest on the principal amount at maturity being redeemed to the date of redemption.

     "Comparable Treasury Issue" means the United States Treasury Security selected by an Independent Investment Banker that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term
of the   % Notes or the   % Debentures, as the case may be. "Independent
Investment Banker" means one of the Reference Treasury Dealers appointed by the Company.

     "Comparable Treasury Price" means, with respect to any redemption date, (i) the average of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) on the third business day preceding such redemption date, as set forth in the daily statistical release (or any successor release) published by the Federal Reserve Bank of New York and designated "Composite 3:30 p.m. Quotations for U.S. Government Securities" or (ii) if such release (or any successor release) is not published or does not contain such prices on such business day, the average of the Reference Treasury Dealer Quotations for such redemption date. "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer as of 3:30 p.m., New York City time, on the third business day preceding such redemption date.

     "Reference Treasury Dealer" means each of J.P. Morgan Securities Inc., Morgan Stanley & Co. Incorporated and Warburg Dillon Read LLC and their respective successors; provided, however, that if any of the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a "Primary Treasury Dealer"), the Company shall substitute therefor another nationally recognized investment banking firm that is a Primary Treasury Dealer.

     "Remaining Scheduled Payments" means, with respect to each Security to be redeemed, the remaining scheduled payments of the principal thereof and interest thereon that would be due after the related redemption date but for such redemption; provided, however, that if such redemption date is not an interest payment date with respect to such Security, the amount of the next succeeding scheduled interest payment thereon will be reduced by the amount of interest accrued thereon to such redemption date.

     "Treasury Rate" means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity (computed as of the second business day immediately preceding such redemption date) of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

     On and after the redemption date, interest will cease to accrue on the Securities or any portion thereof called for redemption. On or before any redemption date, the Company shall deposit with a paying agent (or the Trustee) money sufficient to pay the redemption price of and accrued interest on the Securities to be redeemed on such date. If less than all the Securities of any series are to be redeemed, the Securities to be redeemed shall be selected by the Trustee by such method as the Trustee shall deem fair and appropriate.

DEFEASANCE

     The provisions of the Indenture relating to defeasance described under "Description of the Debt Securities -- Defeasance and Covenant Defeasance" in
the accompanying Prospectus apply to each of the   % Notes and the   %
Debentures.

BOOK-ENTRY SYSTEM

     The Depository Trust Company (the "Depositary" or "DTC") will act as securities depositary for the Securities. The Securities will be issued as permanent fully registered securities registered in the name of Cede & Co. (the Depositary's partnership nominee). One or more fully registered global certificates representing the Securities (the "Global Securities") will be issued for each series of the Securities, in the aggregate principal amount of each such series, and will be deposited with the Depositary. The provisions set forth under "Description of the Debt Securities -- Global Securities" in the accompanying Prospectus will be applicable to the Securities.

     The following is based on information furnished by the Depositary.

     The Depositary is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. The Depositary holds securities that its participants ("Participants") deposit with the Depositary. The Depositary also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct participants ("Direct Participants") include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. The Depositary is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to the Depositary's system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The rules applicable to the Depositary and its Participants are on file with the Securities and Exchange Commission.

     Purchases of Securities under the Depositary's system must be made by or through Direct Participants, which will receive a credit for such Securities on the Depositary's records. The ownership interest of each actual purchaser of each Security represented by a Global Security ("Beneficial Owner") is in turn to be recorded on the Direct and Indirect Participants' records. Beneficial Owners will not receive written confirmation from the Depositary of their purchase, but Beneficial Owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participants through which such Beneficial Owners entered into the transaction. Transfers of ownership interests in any Global Security representing Securities are to be accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners of any Global Security representing Securities will not receive Securities in definitive form representing their ownership interests therein, except in the event that use of the book-entry system for such Securities is discontinued or upon the occurrence of certain other events described herein.

     To facilitate subsequent transfers, all Global Securities representing Securities which are deposited with the Depositary are registered in the name of the Depositary's partnership nominee, Cede & Co. The deposit of Global Securities with the Depositary and their registration in the name of Cede & Co. effect no change in beneficial ownership. The Depositary has no knowledge of the actual Beneficial Owners of the Global Securities representing the Securities; the Depositary's records reflect only the identity of the Direct Participants to whose accounts such Securities are credited, which may or may not be the Beneficial Owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers.

     Conveyance of notices and other communications by the Depositary to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements that may be in effect from time to time.

     Neither the Depositary nor Cede & Co. will consent or vote with respect to the Global Securities representing the Securities. Under its usual procedures, the Depositary mails an omnibus proxy (an "Omnibus Proxy") to the Company as soon as possible after the applicable record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the Securities are credited on the applicable record date (identified in a listing attached to the Omnibus Proxy).

     Principal and interest payments on the Global Securities representing the Securities will be made to Cede & Co., as nominee of the Depositary. The Depositary's practice is to credit Direct Participants' accounts on the applicable payment date in accordance with their respective holdings shown on the Depositary's records unless the Depositary has reason to believe that it will not receive payment on such date. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the account of customers in bearer form or registered in "street name", and will be the responsibility of such Participants and not of the Depositary, the Trustee or the Company, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal and interest to Cede & Co. is the responsibility of the Company or the Trustee, disbursement of such payments to Direct Participants shall be the responsibility of the Depositary, and disbursement of such payments to the Beneficial Owners shall be the responsibility of Direct and Indirect Participants. Neither the Company nor the Trustee will have any responsibility or liability for the disbursements of payments in respect of ownership interests in the Securities by the Depositary or the Direct or Indirect Participants or for maintaining or reviewing any records of the Depositary or the Direct or Indirect Participants relating to ownership interests in the Securities or the disbursement of payments in respect thereof.

     The Depositary may discontinue providing its services as securities depositary with respect to the Securities at any time by giving reasonable notice to the Company or the Trustee. Under such circumstances, and in the event that a successor securities depositary is not obtained, Securities in definitive form are required to be printed and delivered. The Company may decide to discontinue use of a system of book-entry transfers through the Depositary (or a successor securities depositary). In that event, Securities in definitive form will be printed and delivered.

     The information in this section concerning the Depositary and the Depositary's book-entry system has been obtained from sources that the Company believes to be reliable. The Company and the Underwriters take no responsibility for its accuracy. This information is subject to any changes to the arrangements between the Company and the Depositary and any changes to such procedures that may be instituted unilaterally by the Depositary.

GENERAL

     Other than the protections which may otherwise be afforded holders of the Securities as a result of the operation of the covenants described under "Covenants" in the accompanying Prospectus, there are no covenants or other
provisions which may afford holders of the   % Notes or the   % Debentures
protection in the event of a leveraged buyout or other highly leveraged transaction involving the Company or any similar occurrence.

     The Securities will not be subject to any sinking fund provisions.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in the Underwriting Agreement dated the date hereof (the "Underwriting Agreement"), the Company has agreed to sell to each of the underwriters named below (the "Underwriters"), and each of the Underwriters has severally and not jointly agreed to purchase, the respective amounts of the Securities set forth opposite its name below:

                                                   PRINCIPAL        PRINCIPAL
                                                   AMOUNT OF        AMOUNT OF
UNDERWRITER                                         % NOTES       % DEBENTURES
-----------                                        ----------    ---------------
J.P. Morgan Securities Inc.......................   $               $
Morgan Stanley & Co. Incorporated................
Warburg Dillon Read LLC..........................
                                                    --------        --------
          Total..................................   $               $

     The Underwriting Agreement provides that the obligation of the Underwriters to pay for and accept delivery of the Securities is subject to the approval of certain legal matters by their counsel and to certain other conditions. Under the terms and conditions of the Underwriting Agreement, the Underwriters are committed to take and pay for all of the Securities if any are taken.

     The Company has been advised by the Underwriters that they initially propose to offer the Securities in part directly to purchasers at the respective initial public offering prices set forth on the cover page of this Prospectus Supplement and in part to certain securities dealers at such prices less a
concession of .  % of the principal amount of the   % Notes and .  % of the
principal amount of the   % Debentures. The Underwriters may allow, and such
dealers may reallow, a concession not to exceed .  % of the principal amount of
the   % Notes and .  % of the principal amount of the   % Debentures to certain
brokers and dealers. After the initial offering of the Securities, the offering prices and other selling terms may from time to time be varied by the Underwriters.

     There is no public trading market for the   % Notes or the   % Debentures
and the Company does not intend to apply for listing of the Securities on any national securities exchange or for quotation of the Securities on any automated dealer quotation system. The Company has been advised by the Underwriters that they presently intend to make a market in the Securities after the consummation of the offering contemplated hereby, although they are under no obligation to do so and may discontinue any market-making activities at any time without any notice. No assurance can be given as to the liquidity of the trading market for any of the Securities or that an active public market for any of the Securities will develop. If an active public trading market for any of the Securities does not develop, the market price and liquidity of such Securities may be adversely affected. If any of the Securities are traded, they may trade at a discount from their initial offering prices, depending on prevailing interest rates, the market for similar securities, the performance of the Company and certain other factors.

     In order to facilitate the offering of the Securities, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the prices of the Securities. Specifically, the Underwriters may overallot in connection with the offering, creating a short position in the Securities for their own account. In addition, to cover allotments or to stabilize the price of the Securities, the Underwriters may bid for, and purchase the Securities in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or dealer for distributing the Securities in the offering if the syndicate repurchases previously distributed Securities in transactions to cover syndicate short positions in stabilization transactions or otherwise. Any of these activities may stabilize or maintain market prices of the Securities above independent market levels. The Underwriters are not required to engage in these activities and may end any of these activities at any time.

     The Underwriting Agreement provides that the Company will indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, and will be required to contribute to payments which the Underwriters may be required to make in respect thereof.

     From time to time certain Underwriters and their affiliates have provided, and continue to provide, investment banking and commercial banking services to the Company, including, in the case of affiliates of J.P. Morgan Securities Inc. and Warburg Dillon Read LLC, acting as lenders under the Company's bank revolving credit facility. Accordingly, such affiliates will receive certain amounts as repayment under the Company's bank revolving credit facility from the net proceeds of the offering of the Securities. See "Use of Proceeds" herein.

PROSPECTUS
----------
                            MERITOR AUTOMOTIVE, INC.

                                DEBT SECURITIES

                            ------------------------

     Meritor Automotive, Inc., a Delaware corporation (the "Company"), may offer its debt securities ("Debt Securities"), in one or more series from time to time, in an aggregate principal amount (or, in the case of Debt Securities issued at an original issue discount, net proceeds) not to exceed $500,000,000, or the equivalent of that amount in one or more foreign or composite currencies, on terms to be determined at the time of sale. This Prospectus will be supplemented by a prospectus supplement (the "Prospectus Supplement") that will set forth, as applicable, the specific designation, aggregate principal amount, authorized denominations, purchase price, maturity, interest rate (or manner of calculation of interest rate) and time of payment of interest, if any, any redemption terms, the currency or composite currency in which the Debt Securities or any interest on the Debt Securities will be payable, and other specific terms, and any listing on a securities exchange, of the series of Debt Securities in respect of which this Prospectus is being delivered (the "Offered Debt Securities"), together with the terms of offering of the Offered Debt Securities.

                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
     SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
      PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
        REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

     The Company may sell the Debt Securities through underwriters, dealers or agents designated from time to time, or directly to one or more purchasers. See "Plan of Distribution". The Prospectus Supplement will set forth the names of any underwriters, dealers or agents involved in the sale of the Offered Debt Securities, any applicable commissions or discounts and the net proceeds to the Company from any such sale.

                            ------------------------

                  THE DATE OF THIS PROSPECTUS IS JUNE 4, 1998.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC"). This Prospectus contains information concerning the Company, but does not contain all of the information set forth in the Registration Statement of which this Prospectus is a part, and exhibits and amendments to the Registration Statement that the Company has filed or may file with the SEC under the Securities Act of 1933, as amended (the "Securities Act"). Such reports, proxy statements, Registration Statement, exhibits and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549; 7 World Trade Center, Suite 1300, New York, New York 10048; and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can also be obtained at prescribed rates from the Public Reference Section of the SEC at its principal office at 450 Fifth Street, N.W., Washington, D.C. 20549. The SEC also maintains a web site that contains reports, proxy and information statements and other information regarding registrants (including the Company) that file electronically with the SEC (http://www.sec.gov).

     The Company's Common Stock, par value $1 per share, is listed on the New York Stock Exchange. Reports, proxy statements and other information concerning the Company can be inspected at the office of the New York Stock Exchange at 20 Broad Street, New York, New York 10005.

                      DOCUMENTS INCORPORATED BY REFERENCE

     The following documents, or portions of documents, filed with the SEC pursuant to the Exchange Act (File No. 1-13093), are incorporated in this Prospectus by reference and made a part hereof:

          (a) the Company's Annual Report on Form 10-K for the Fiscal Year Ended September 30, 1997 (including the portions of the Company's 1997 Annual Report to Shareowners and the Company's Proxy Statement on Schedule 14A for the Company's 1998 Annual Meeting of Shareowners that are incorporated therein by reference);

          (b) the Company's Quarterly Report on Form 10-Q for the Quarterly Period Ended December 31, 1997; and

          (c) the Company's Quarterly Report on Form 10-Q for the Quarterly Period Ended March 31, 1998.

     All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Debt Securities hereunder shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of the filing of such documents (such documents, and the documents listed above, being referred to as the "Incorporated Documents"). Any statement contained herein or in an Incorporated Document shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed Incorporated Document, or in an accompanying Prospectus Supplement, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company undertakes to provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, on the written or oral request of such person, a copy of any or all of the Incorporated Documents, other than exhibits to such documents, unless such exhibits are specifically incorporated by reference therein. Requests should be directed to David W. Greenfield, Senior Vice President, General Counsel and Secretary, Meritor Automotive, Inc., 2135 West Maple Road, Troy, Michigan, 48084, telephone number (248) 435-7708.

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE DEBT SECURITIES, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS IN SUCH SECURITIES, AND THE IMPOSITION OF A PENALTY BID IN CONNECTION WITH THE OFFERING. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "PLAN OF DISTRIBUTION".

                                  THE COMPANY

     The Company is a leading global supplier of a broad range of components and systems for use in commercial, specialty and light vehicles and serves its customers worldwide through Heavy Vehicle Systems ("HVS") and Light Vehicle Systems ("LVS"). HVS supplies drivetrain systems and components, including axles, brakes, transmissions, clutches and drivelines, for heavy-duty and medium-duty trucks, trailers, off-highway equipment, buses and coaches, as well as other specialty and military vehicles. LVS supplies electromechanical and other components and systems, including roof, door, access control and seat adjusting systems, as well as suspension products and steel wheels, for passenger cars, light trucks and sport utility vehicles.

     The Company was incorporated in Delaware in May 1997 in connection with the September 30, 1997 distribution by Rockwell International Corporation ("Rockwell"), the Company's former parent company, to Rockwell shareowners on a pro rata basis of all of the issued and outstanding shares of the Company (the "Distribution"). Prior to the Distribution, Rockwell transferred substantially all of its operations, assets and liabilities related to the automotive businesses then owned and operated by Rockwell (including liabilities relating to former operations) to the Company or to subsidiaries of the Company.

     The Company's principal executive offices are located at 2135 West Maple Road, Troy, Michigan 48084. Its telephone number is (248) 435-1000.

                                USE OF PROCEEDS

     Except as may otherwise be set forth in a Prospectus Supplement, the net proceeds to be received by the Company from the issuance and sale of the Debt Securities will be added to the Company's general funds which will be available for general corporate purposes, including the repayment of existing indebtedness, working capital needs, capital expenditures and acquisitions. Pending application of the funds, the Company will use the net proceeds of the Debt Securities for short-term investments.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The Company has calculated ratios of earnings to fixed charges for the periods indicated, as follows:

                                                                                                   SIX
                                                                                  PRO FORMA      MONTHS
                                             YEAR ENDED SEPTEMBER 30,(1)         YEAR ENDED       ENDED
                                        -------------------------------------   SEPTEMBER 30,   MARCH 31,
                                        1993    1994    1995    1996    1997       1997(2)        1998
                                        -----   -----   -----   -----   -----   -------------   ---------
Ratio of Earnings to Fixed
  Charges(3)..........................   6.8     5.6    10.3    11.7    11.7         4.7           6.1

---------------
(1) The financial information presented for periods prior to September 30, 1997 has been prepared based on the combined historical financial position, results of operations and cash flows of the ongoing automotive businesses of Rockwell prior to the Distribution and is not necessarily indicative of what the financial position, results of operations or cash flows would have been had the Company been an independent public company during the periods presented.

(2) Pro forma financial information presented as if the Company was a stand-alone entity in fiscal 1997. Pro forma information reflects (a) the
    68.9 million shares of the Company's common stock issued on the date of the Distribution, (b) management's estimate that corporate costs would have been $11 million lower on a stand-alone basis than those allocated to the automotive businesses by Rockwell and (c) $28 million of interest expense at 6 percent for the year ended September 30, 1997, related to the debt incurred by the Company in connection with the $445 million pre-Distribution payment to Rockwell.

(3) "Earnings" are defined as pre-tax income from continuing operations, adjusted for income or loss attributable to minority interests in subsidiaries, undistributed earnings of less than majority owned subsidiaries, and fixed charges excluding capitalized interest. "Fixed charges" are defined as interest on borrowings (whether expensed or capitalized) and that portion of rental expense applicable to interest.

                       DESCRIPTION OF THE DEBT SECURITIES

     The Debt Securities are to be issued under an Indenture, dated as of April 1, 1998 (the "Indenture"), between the Company and The Chase Manhattan Bank, as trustee (the "Trustee"). The Indenture is filed as an exhibit to the Registration Statement, and copies of the Indenture may be obtained from the Commission in the manner set forth above under "Available Information". Certain provisions of the Indenture are summarized below. Such summaries are subject to, and are qualified by reference to, all provisions of the Indenture, including the definitions therein of certain terms. Numerical references in parentheses below are to sections of the Indenture. Whenever particular provisions or sections of the Indenture or terms defined in the Indenture are referred to in this Prospectus, such provisions, sections or definitions are incorporated by reference as a part of the statements made, and the statements are qualified by such reference. Unless otherwise indicated, capitalized terms used in this section that are defined in the Indenture have the meanings ascribed to such terms in the Indenture.

     The description below sets forth certain general terms and provisions of the Debt Securities. The specific terms of the Offered Debt Securities, as well as any modifications of or additions to the general terms of the Debt Securities set forth below that may be applicable in the case of the Offered Debt Securities, are described in the Prospectus Supplement. For a description of the terms of the Offered Debt Securities, reference must be made to both the Prospectus Supplement and the description of the Debt Securities in this Prospectus.

GENERAL

     The Indenture does not limit the amount of Debt Securities which may be issued thereunder and provides that Debt Securities may be issued thereunder up to the aggregate principal amount which may be authorized from time to time by the Company, in one or more series. Under the Indenture, the Company has the ability to issue Debt Securities with terms different from those of Debt Securities previously issued thereunder, and without the consent of the holders thereof, to issue additional amounts of a series of Debt Securities (with different dates for payments, different rates of interest and in a different Currency or Currencies). Reference is made to the Prospectus Supplement for the following terms of the Offered Debt Securities, as applicable: (1) the title of the Offered Debt Securities; (2) any limit on the aggregate principal amount of the Offered Debt Securities and any limit on the aggregate principal amount of Debt Securities of such series; (3) if other than Dollars, the Currency or Currencies in which the Offered Debt Securities are to be denominated, the manner in which the Dollar equivalent of the principal amount is to be determined upon original issuance and if any payment of principal of (or premium, if any) or interest, if any, on or any other amount in respect of the Offered Debt Securities will be payable other than in Dollars, the Currency or Currencies in which such payment shall be payable; (4) the date or dates, or the method by which such date or dates will be determined or extended, on which the principal of (and premium, if any, on) the Offered Debt Securities will be payable; (5) the rate or rates, or the method of determination thereof, at which the Offered Debt Securities shall bear interest, if any, the date or dates from which such interest shall accrue or the method by which such date or dates shall be determined, the date or dates on which such interest shall be payable and for any Registered Securities the Regular Record Dates, if any, for such interest payment dates, or the method by which such date or dates shall be determined, and the basis on which any interest shall be calculated if other than on the basis of a 360-day year of twelve 30-day months; (6) the place or places where principal of (and premium, if any) and interest, if any, on the Offered Debt Securities may be payable, where any Registered Securities may be surrendered for registration of transfer and where Offered Debt Securities may be exchanged and notices and demands may be served or published; (7) the period or periods within which, the price or prices at which, the Foreign Currency or Foreign Currencies, if any, in which and the other terms and conditions upon which the Offered Debt Securities may be redeemed, in whole or in part, at the option of the Company; (8) the obligation, if any, of the Company to redeem or purchase the Offered Debt Securities pursuant to any sinking fund or analogous provisions or at the option of a holder thereof, and the period or periods within which, the price or prices at which, the Foreign Currency or Foreign Currencies, if any, in which, and the other terms and conditions upon which Offered Debt Securities shall be redeemed or purchased, in whole or in part, pursuant to such obligation; (9) the denomination of any Registered Security (if other than $1,000 or any integral multiple thereof) and of any Bearer Security (if other than $10,000 or any integral multiple thereof); (10) the portion of the principal amount of the Offered Debt Securities, if other than the principal amount thereof, payable upon acceleration of Maturity thereof or the method by which such portion shall be determined; (11) whether Offered Debt Securities are to be Registered Securities, Bearer Securities or both, are to be issuable with or without coupons or both, and the terms upon which Bearer Securities may be exchanged for Registered Securities, if other than in the manner provided in the Indenture, and, in the case of Bearer Securities, the date as of which such Bearer Securities shall be dated (if other than the date of original issuance of the first security of like tenor and term to be issued); (12) whether Offered Debt Securities are to be issued in whole or in part in the form of a Global Security, and in such case the Depositary, whether such global form is temporary or permanent, whether beneficial owners of interests in any Permanent Global Security may exchange such interests for Debt Securities of such series in certificated form and of like tenor of any authorized form and denomination and the circumstances under which any such exchanges may occur, if other than in the manner provided in the Indenture, and any applicable Exchange Date; (13) whether any additional amounts will be payable by the Company on the Offered Debt Securities in respect of any tax, assessment or governmental charge and whether the Company will have the option to redeem the Offered Debt Securities rather than pay such additional amounts or to redeem the Offered Debt Securities in the event of the imposition of any certification, documentation, information or other reporting requirement (and the terms and conditions of any such option);
(14) if the amount of payments of principal of (and premium, if any) or interest, if any, on the Offered Debt Securities may be determined with reference to an index, the manner in which such amounts shall be determined;
(15) the person to whom any interest on any Registered Security shall be payable, if other than the person in whose name such Registered Security (or one or more Predecessor Securities) is registered at the close of business on the Regular Record Date, the manner in which, or person to whom, any interest on any Bearer Security will be payable, if other than upon presentation and surrender of the coupons appertaining thereto as they mature, and the extent to which any interest payable on an Interest Payment Date on any temporary Global Security will be paid if other than in the manner provided in the Indenture; (16) any additions to or changes in any Events of Default or covenants applicable to the Offered Debt Securities set forth in the Indenture; (17) the application, if any, of the defeasance or covenant defeasance provisions of the Indenture to the Offered Debt Securities; (18) the designation of the initial Exchange Rate Agent, if applicable; (19) if other than the Trustee, the identity of the trustee, Authenticating Agent, Security Registrar and/or Paying Agent; and (20) any other terms of the Offered Debt Securities. (Section 3.01).

     Additional provisions of the Indenture, such as interest rate reset and extension provisions, may be made applicable to the Offered Debt Securities, as described in the Prospectus Supplement.

     If any series of Debt Securities is sold for, is payable in or is denominated in one or more Foreign Currencies, applicable restrictions, elections, tax consequences, specific terms and other information with respect to such series of Debt Securities and such Foreign Currency or Foreign Currencies shall be set forth in the Prospectus Supplement relating thereto.

     If the Debt Securities are being issued as original issue discount securities (bearing no interest or interest at a rate which at the time of issuance is below market rates) to be sold at a substantial discount below the stated principal amount, the United States federal income tax consequences and other considerations applicable to such original issue discount securities will be described in the related Prospectus Supplement.

     The Debt Securities will be unsecured and will rank on a parity with all other unsecured and unsubordinated indebtedness of the Company, unless otherwise indicated in the applicable Prospectus Supplement. Other than the protections which may otherwise be afforded holders of Debt Securities as a result of the operation of the covenants described under "Covenants" below or as may be made applicable to the Offered Debt Securities as described in the Prospectus Supplement, there are no covenants or other provisions which may afford holders of Debt Securities protection in the event of a leveraged buyout or other highly leveraged transaction involving the Company or any similar occurrence.

FORM, DENOMINATIONS, REGISTRATION, TRANSFER AND EXCHANGE

     Debt Securities of a series may be issuable solely as Registered Securities, solely as Bearer Securities or as both Registered Securities and Bearer Securities. Unless otherwise provided in the applicable Prospectus Supplement, Registered Securities denominated in Dollars (other than Registered Securities in global form, which may be in any denomination) are issuable in denominations of $1,000 and any integral multiple thereof and Bearer Securities denominated in Dollars (other than Bearer Securities in global form, which may be in any denomination) are issuable in denominations of $10,000 and any integral multiple thereof. The Indenture provides that Debt Securities of a series may be issuable in global form. See "Global Securities" below. Unless otherwise indicated in the applicable Prospectus Supplement, Bearer Securities (other than Global Securities) will have interest coupons attached. (Sections
2.01 and 3.02).

     Registered Securities of any series will be exchangeable for other Registered Securities of the same series of any authorized denominations, of like aggregate principal amount, tenor and terms. In addition, if Debt Securities of any series are issuable as both Registered Securities and Bearer Securities, at the option of the holder, but subject to applicable laws, upon request confirmed in writing and subject to the terms of the Indenture, Bearer Securities (with all unmatured coupons, except as provided below, and all matured coupons in default) of such series will be exchangeable into Registered Securities of the same series of any authorized denominations and of like aggregate principal amount, tenor and terms. Bearer Securities surrendered in exchange for Registered Securities of the same series between the close of business on a Regular Record Date or a Special Record Date and the relevant date for payment of interest shall be surrendered without the coupon relating to such date for payment of interest, and such interest will not be payable in respect of the Registered Security issued in exchange for such Bearer Security, but will be payable only to the holder of such coupon when due in accordance with the terms of the Indenture. Unless otherwise specified in the applicable Prospectus Supplement, Bearer Securities will not be issued in exchange for Registered Securities. (Section 3.05).

     In connection with its original issuance, no Bearer Security shall be mailed or otherwise delivered to any location in the United States (as defined below under "Limitations on Issuance of Bearer Securities") and, unless otherwise specified in the applicable Prospectus Supplement, a Bearer Security may be delivered in connection with its original issuance only if the person entitled to receive such Bearer Security furnishes written certification, in the form required by the Indenture.

     Debt Securities may be presented for exchange as provided above, and Registered Securities may be presented for registration of transfer (duly endorsed or accompanied by a satisfactory written instrument of transfer), at the office of the Security Registrar or at the office of any transfer agent designated by the Company for such purpose with respect to such series of Debt Securities, without service charge and upon payment of any taxes and other governmental charges. (Section 3.05). If the Prospectus Supplement refers to any transfer agent (in addition to the Security Registrar) initially designated by the Company with respect to any series of Debt Securities, the Company may at any time rescind the designation of any such transfer agent or approve a change in the location through which any such transfer agent (or Security Registrar) acts, except that, if Debt Securities of a series are issuable as Registered Securities, the Company will be required to maintain a transfer agent in each Place of Payment for such series and, if Debt Securities of a series are issuable as Bearer Securities, the Company will be required to maintain (in addition to the Security Registrar) a transfer agent in a Place of Payment for such series located outside the United States. The Company may at any time designate additional transfer agents with respect to any series of Debt Securities. (Section 10.02).

     In the event of any redemption, the Company shall not be required to (i) issue, register the transfer of or exchange Debt Securities of any series during a period of 15 days before any selection of Debt Securities of that series to be redeemed and ending at the close of business on (A) if Debt Securities of the series are issuable only as Registered Securities, the day of mailing of the relevant notice of redemption and (B) if Debt Securities of the series are issuable as Bearer Securities, the day of the first publication of the relevant notice of redemption or, if Debt Securities of the series are also issuable as Registered Securities and there is no publication, the mailing of the relevant notice of redemption; (ii) register the transfer of or exchange any Registered Security so selected for redemption in whole or in part, except the unredeemed portion of any

Registered Security being redeemed in part; or (iii) exchange any Bearer Security selected for redemption except that such a Bearer Security may be exchanged for a Registered Security of like tenor and terms of that series, provided that such Registered Security shall be simultaneously surrendered for redemption. (Section 3.05).

GLOBAL SECURITIES

     The Debt Securities of a series may be issued in whole or in part in the form of one or more Global Securities that will be deposited with, or on behalf of, a Depositary identified in the Prospectus Supplement relating to such series and registered in the name of the Depositary or the Depositary's nominee. Global Securities may be issued in fully registered or bearer form and may be issued in either temporary or permanent form.

     The Company anticipates that the following provisions will generally apply to depository arrangements. The specific terms of the depository arrangement with respect to a series of Debt Securities and whether all or any part of the Offered Debt Securities will be issued in the form of one or more Global Securities will be described in the Prospectus Supplement relating to such series.

     Unless and until it is exchanged in whole or in part for the individual Debt Securities represented thereby, a Global Security may not be transferred except as a whole between the Depositary for such Global Security and its nominee or by the Depositary or any nominee to a successor of the Depositary or a nominee of such successor.

     Upon the issuance of a Global Security, the Depositary for such Global Security or its nominee will credit on its book-entry registration and transfer system the respective principal amounts of the individual Debt Securities represented by such Global Security to the accounts of persons that have accounts with such Depositary ("Participants"). Such accounts shall be designated by the underwriters, dealers or agents with respect to such Debt Securities or by the Company if such Debt Securities are offered and sold directly by the Company. Ownership of beneficial interests in a Global Security will be limited to Participants or persons that may hold interests through Participants. Ownership of beneficial interests in such Global Security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the applicable Depositary or its nominee (with respect to interests of Participants) and records of Participants (with respect to interests of persons who hold through Participants). The laws of some states require that certain purchasers of securities take physical delivery of securities in definitive form. Such limits and such laws may impair the ability to own, pledge or transfer beneficial interests in a Global Security.

     So long as the Depositary for a Global Security or its nominee is the registered owner of such Global Security, such Depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Debt Securities represented by such Global Security for all purposes under the Indenture. Except as provided below, owners of beneficial interests in a Global Security will not be entitled to have any of the individual Debt Securities of the series represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of any such Debt Securities of such series in definitive form and will not be considered the owners or holders thereof under the Indenture.

     Payments of principal of (and premium, if any) and interest, if any, on individual Debt Securities represented by a Global Security registered in the name of a Depositary or its nominee will be made to the Depositary or its nominee, as the case may be, as the registered owner of the Global Security representing such Debt Securities. None of the Company, the Trustee, any Paying Agent or the Security Registrar for such Debt Securities or any agent, underwriter or dealer through which such Debt Securities are offered or sold will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Security for such Debt Securities or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

     The Company expects that the Depositary for a series of Debt Securities or its nominee, upon receipt of any payment of principal (or premium, if any) or interest, if any, in respect of a permanent Global Security representing any of such Debt Securities, immediately will credit Participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Security for such Debt Securities as shown on the records of such Depositary or its nominee. The Company also expects that payments by Participants to owners of beneficial interests in such Global Security held through such Participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name". Such payments will be the responsibility of such Participants.

     If a Depositary for a series of Debt Securities is at any time unwilling, unable or ineligible to continue as depository and a successor depository is not appointed by the Company within 90 days, the Company will issue individual Debt Securities of such series to Participants in exchange for the Global Security representing such series of Debt Securities. In addition, the Company may, at any time and in its sole discretion, subject to any limitations described in the Prospectus Supplement relating to such Debt Securities, determine not to have any Debt Securities of such series represented by one or more Global Securities and, in such event, will issue individual Debt Securities of such series to Participants in exchange for the Global Security or Securities representing such series of Debt Securities. (Section 3.05).

LIMITATIONS ON ISSUANCE OF BEARER SECURITIES

     Unless otherwise provided in the applicable Prospectus Supplement, in compliance with United States federal tax laws and regulations, Bearer Securities (including Debt Securities in global form) may not be offered, sold, resold or delivered in connection with their original issuance in the United States or to United States persons (each as defined below) other than to a Qualifying Branch of a United States Financial Institution (as defined below) or a United States person acquiring Bearer Securities through a Qualifying Branch of a United States Financial Institution and any underwriters, agents and dealers participating in the offering of Debt Securities must agree that they will not offer any Bearer Securities for sale or resale in the United States or to United States persons (other than a Qualifying Branch of a United States Financial Institution or a United States person acquiring Bearer Securities through a Qualifying Branch of a United States Financial Institution) or deliver Bearer Securities within the United States. In addition, any such underwriters, agents and dealers must agree to send confirmations to each purchaser of a Bearer Security confirming that such purchaser represents that it is not a United States person or is a Qualifying Branch of a United States Financial Institution and, if such person is a dealer, that it will send similar confirmations to purchasers from it. The term "Qualifying Branch of a United States Financial Institution" means a branch located outside the United States of a United States securities clearing organization, bank or other financial institution listed under Treasury Regulation Section 1.165-12(c)(1)(v) that agrees to comply with the requirements of Section 165(j)(3)(A), (B) or (C) of the United States Internal Revenue Code of 1986, as amended (the "Code"), and the regulations thereunder.

     Bearer Securities and any coupons appertaining thereto will bear a legend substantially to the following effect: "Any United States person who holds this obligation will be subject to limitations under the United States income tax laws, including the limitations provided in Sections 165(j) and 1287(a) of the Internal Revenue Code." Under Sections 165(j) and 1287(a) of the Code, holders that are United States persons, with certain exceptions, will not be entitled to deduct any loss on Bearer Securities and must treat as ordinary income any gain realized on the sale or other disposition (including the receipt of principal) of Bearer Securities.

     The term "United States person" means a citizen or resident of the United States, a corporation, partnership or other entity created or organized in or under the laws of the United States or of any political subdivision thereof or therein (other than a partnership that is not treated as a United States person under any applicable Treasury Regulation which may be issued), and an estate or trust the income of which is subject to United States federal income taxation regardless of its source, and the term "United States" means the United States of America (including the states and the District of Columbia), its territories, its possessions and other areas subject to its jurisdiction.

PAYMENT AND PAYING AGENTS

     Unless otherwise provided in the applicable Prospectus Supplement, the Place of Payment for a series of Debt Securities issuable solely as Registered Securities will be New York, New York and the Company has initially designated an office of the Trustee in New York, New York for this purpose. Notwithstanding the foregoing, at the option of the Company, interest, if any, may be paid on Registered Securities by (i) check mailed to the address of the person entitled thereto as such person's address appears in the Security Register or (ii) transfer to an account located in the United States maintained by the person entitled thereto as specified in the Security Register. (Sections 3.07, 10.01 and 10.02). Unless otherwise provided in the applicable Prospectus Supplement, payment of any installment of interest on Registered Securities will be made to the person in whose name such Registered Security is registered at the close of business on the Regular Record Date for such interest payment. (Section 3.07).

     If Debt Securities of a series are issuable as Bearer Securities, unless otherwise provided in the applicable Prospectus Supplement, the Company will be required to maintain an office or agency outside the United States at which, subject to any applicable laws and regulations, the principal of (and premium, if any) and interest, if any, on such series will be payable; provided that, if required in connection with any listing of such Debt Securities on the London Stock Exchange Limited, the Luxembourg Stock Exchange or any other stock exchange located outside the United States, the Company will maintain an office or agency for such Debt Securities in London or Luxembourg or any city located outside the United States required by such stock exchange. (Section 10.02). The initial locations of such offices and agencies will be specified in the applicable Prospectus Supplement. Unless otherwise provided in the applicable Prospectus Supplement, payment of principal of (and premium, if any) and interest, if any, on Bearer Securities may be made, at the holder's option, by
(i) check in the Currency designated by the Bearer Security presented or mailed to an address outside the United States or (ii) transfer to an account in such Currency maintained by the person entitled thereto with a bank located outside the United States. (Sections 3.07 and 10.02). Unless otherwise provided in the applicable Prospectus Supplement, payment of installments of interest on any Bearer Securities on or before Maturity will be made only against surrender of coupons for such interest installments as they severally mature. (Section 10.01). Unless otherwise provided in the applicable Prospectus Supplement, no payment with respect to any Bearer Security will be made at any office or agency of the Company in the United States or by check mailed to an address in the United States or by transfer to an account maintained with a bank located in the United States. Notwithstanding the foregoing, payments of principal of (and premium, if any) and interest, if any, on Bearer Securities payable in Dollars may be made at an office of the Company's Paying Agent in the United States if (but only if) payment of the full amount thereof in Dollars at all offices outside the United States is illegal or effectively precluded by exchange controls or other similar restrictions and the Trustee has received an Opinion of Counsel that such payment within the United States is legal. (Sections 3.07 and 10.02).

     The Company may from time to time designate additional offices or agencies for payment with respect to any Debt Securities, approve a change in the location of any such office or agency and, except as provided above, rescind the designation of any such office or agency. (Section 10.02).

     Unless otherwise provided in the applicable Prospectus Supplement, all payments of principal of (and premium, if any) and interest, if any, on any Debt Security that is payable in a Currency other than Dollars will be made in Dollars in the event that such Currency (i) ceases to be used both by the government of the country that issued the Currency and by a central bank or other public institution of or within the international banking community for the settlement of transactions, (ii) is the ECU and ceases to be used both within the European Monetary System and for the settlement of transactions by public institutions of or within the European Communities or (iii) is any Currency unit (or composite Currency) other than the ECU and ceases to be used for the purposes for which it was established. (Section 3.10).

     All moneys deposited with the Trustee or any Paying Agent or held for the payment of principal of (or premium, if any) or interest, if any, on any Debt Security or any coupon appertaining thereto that remains unclaimed at the end of two years after such principal, premium or interest shall have become due and payable will, at the request of the Company, be repaid to the Company and the holder of such Debt Security or any coupon appertaining thereto will thereafter look only to the Company for payment thereof. (Section 10.03).

CERTAIN DEFINITIONS

     "Restricted Subsidiary" means any Subsidiary of the Company other than an Unrestricted Subsidiary. "Unrestricted Subsidiary" means any Subsidiary designated as such from time to time by the Company. (Section 1.01). Subject to various limitations, the Company may from time to time designate any Restricted Subsidiary as an Unrestricted Subsidiary and any Unrestricted Subsidiary as a Restricted Subsidiary. (Section 10.07). Unrestricted Subsidiaries will not be restricted by the various provisions of the Indenture applicable to Restricted Subsidiaries, and the debt of Unrestricted Subsidiaries will not be consolidated with that of the Company and its Restricted Subsidiaries in calculating Consolidated Funded Debt under the Indenture.

     "Funded Debt" means (a) indebtedness for money borrowed having a maturity of more than 12 months, (b) certain obligations in respect of lease rentals and
(c) the higher of the par value or liquidation value of preferred stock of a Restricted Subsidiary that is not owned by the Company or a Wholly-owned Restricted Subsidiary, but, in the case of the Company, does not include certain debt subordinate to the Debt Securities. (Section 1.01).

     "Secured Debt" means indebtedness for money borrowed (other than indebtedness among the Company and Restricted Subsidiaries), which is secured by a mortgage or other lien on any Principal Property of the Company or a Restricted Subsidiary or a pledge, lien or other security interest on the stock or indebtedness of a Restricted Subsidiary. (Section 1.01).

     "Principal Property" includes any real property (including buildings and other improvements) of the Company or any Restricted Subsidiary, owned at the date of the Indenture or thereafter acquired (other than any pollution control facility, cogeneration facility or small power production facility acquired after the date of the Indenture), which (i) has a book value in excess of 2.5% of Consolidated Net Tangible Assets and (ii) in the opinion of the Board of Directors is of material importance to the total business conducted by the Company and its Restricted Subsidiaries as a whole. (Section 1.01).

     "Consolidated Net Tangible Assets" means, at any date of computation, the total amount of consolidated assets of the Company and its consolidated subsidiaries, less the sum of (a) all current liabilities, except for (i) any short-term debt, (ii) any current portion of long-term debt and (iii) any current portion of obligations under capital leases, and (b) all goodwill, trade names, trademarks, patents, unamortized debt discount and expense (less unamortized debt premium) and other like intangibles as shown on a balance sheet of the Company and its consolidated subsidiaries prepared not more than 90 days prior to the date of computation, in all cases computed in accordance with generally accepted accounting principles. (Section 1.01).

     "Sale and Lease-Back Transaction" means, subject to certain exceptions, sales or transfers of any Principal Property owned by the Company or any Restricted Subsidiary which has been in full operation for more than 180 days prior to such sale or transfer, where the Company or such Restricted Subsidiary has the intention of leasing back such property for more than 36 months but discontinuing the use of such property on or before the expiration of the term of such lease. (Section 10.06).

COVENANTS

     Limitations on Liens. The Company and its Restricted Subsidiaries are prohibited from creating, incurring, assuming or suffering to exist any Secured Debt without equally and ratably securing the outstanding Debt Securities. The foregoing restrictions are not applicable to (i) Secured Debt existing at the date of the Indenture; (ii) liens on property acquired or constructed after the date of the Indenture by the Company or a Restricted Subsidiary and created contemporaneously with, or within twelve months after, such acquisition or the completion of such construction to secure all or any part of the purchase price of such property or the cost of such construction; (iii) mortgages on property of the Company or a Restricted Subsidiary created within twelve months of completion of construction of a new plant or plants on such property to secure all or part of the cost of such construction; (iv) liens on property existing at the time such property is acquired; (v) liens on stock acquired after the date of the Indenture by the Company or a Restricted Subsidiary if the aggregate cost thereof does not exceed 15% of Consolidated Net Tangible Assets; (vi) liens securing indebtedness of a successor corporation to the Company to the extent permitted by the Indenture; (vii) liens securing indebtedness of a Restricted Subsidiary outstanding at the time it became a Restricted Subsidiary; (viii) liens securing indebtedness of any person outstanding at the time it is merged with or substantially all its properties are acquired by the Company or any Restricted Subsidiary; (ix) liens on property or on the outstanding shares or indebtedness of a corporation existing at the time such corporation becomes a Restricted Subsidiary; (x) liens created, incurred or assumed in connection with an industrial revenue bond, pollution control bond or similar financing arrangement between the Company or any Restricted Subsidiary and any Federal, state or municipal government or other governmental body or agency; (xi) extensions, renewals or replacements of the foregoing permitted liens to the extent of the original amounts thereof; (xii) liens in connection with government and certain other contracts; (xiii) certain liens in connection with taxes or legal proceedings; (xiv) certain other liens not related to the borrowing of money; and (xv) liens in connection with Sale and Lease-Back Transactions as described under "Limitations on Sale and Lease-Back". (Section 10.05).

     In addition, the Company and its Restricted Subsidiaries may have Secured Debt not otherwise permitted without equally and ratably securing the outstanding Debt Securities if the sum of (a) the amount of such Secured Debt plus (b) the aggregate value of Sale and Lease-Back Transactions (subject to certain exceptions) described below, does not exceed 15% of Consolidated Net Tangible Assets. (Section 10.05).

     Limitations on Sale and Lease-Back. The Company and its Restricted Subsidiaries are prohibited from engaging in Sale and Lease-Back Transactions unless (a) the Company or its Restricted Subsidiaries would be entitled to incur Secured Debt equal to the amount realizable upon such sale or transfer secured by a mortgage on the property to be leased without equally and ratably securing the outstanding Debt Securities; or (b) an amount equal to the greater of net proceeds of the sale or fair value of the property sold (subject to certain limitations contained in the Indenture) as determined by the Board of Directors is applied within 180 days of any such transaction (i) to the retirement (other than a mandatory retirement) of Consolidated Funded Debt or indebtedness of the Company or a Restricted Subsidiary that was Funded Debt at the time it was created (other than Consolidated Funded Debt or indebtedness owned by the Company or any Restricted Subsidiary) or (ii) to the purchase of other Principal Property having a value at least equal to the greater of such amounts; or (c) the Sale and Lease-Back Transaction involved was an industrial revenue bond, pollution control bond or similar financing arrangement between the Company or any Restricted Subsidiary and any Federal, state, municipal government or other governmental body or agency. (Section 10.06).

     Certain Limitations on Merger of the Company. The Company may consolidate with or merge into any other corporation, or convey or transfer its properties and assets substantially as an entirety to any other Person, provided that (i) the corporation formed by such consolidation or into which the Company is merged or which acquires such assets, is organized under the laws of the United States, any State thereof or the District of Columbia and expressly assumes in a supplemental indenture the Company's obligations on the Debt Securities and under the Indenture, (ii) after giving effect to such transaction no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have happened and be continuing and (iii) certain other conditions are met. (Section 8.01). If, upon any consolidation or merger of the Company with or into any other corporation or upon any conveyance or transfer of its properties and assets substantially as an entirety to any other Person, any Principal Property of the Company or a Restricted Subsidiary would thereupon become subject to any mortgage, security interest, pledge, lien or encumbrance not otherwise permitted under the Indenture, the Company will, prior to such transaction, secure the outstanding Debt Securities, equally and ratably with any other indebtedness of the Company then entitled to be so secured, by a direct lien on such Principal Property and certain other properties. (Section 8.03). The successor corporation formed by any consolidation or merger, or any conveyance or transfer of the properties and assets of the Company substantially as an entirety, shall succeed to and be substituted for the Company under the Indenture and thereafter the Company shall be relieved of all obligations and covenants under the Indenture, the Debt Securities and any coupons. (Section 8.02).

DEFEASANCE AND COVENANT DEFEASANCE

     Defeasance. The Indenture provides as to any series of Debt Securities to which the provisions described in this paragraph are made applicable, that the Company will be discharged from any and all obligations in respect of the Debt Securities of such series (except for certain obligations to register the transfer and exchange of such Debt Securities, to replace mutilated, destroyed, lost or stolen Debt Securities, to compensate, reimburse and indemnify the Trustee, to maintain an office or agency with respect to the Debt Securities and to hold moneys for payment in trust) upon irrevocable deposit with the Trustee, in trust, of money or U.S. government securities (as described in the Indenture) or a combination thereof, which through the payment of interest and principal in respect thereof in accordance with their terms will provide money in an amount sufficient to pay (without reinvestment) and discharge (i) the principal of (and premium, if any) and each installment of principal of (and premium, if any) and interest, if any, on such Debt Securities on the Stated Maturity of such principal or installment of principal or interest, if any, and (ii) any mandatory sinking fund payments or analogous payments applicable to Debt Securities of such series on the day on which such payments are due and payable in accordance with the terms of the Indenture and such Debt Securities. Such a trust may only be established if, among other things, the Company has delivered to the Trustee an Opinion of Counsel (as specified in the Indenture) to the effect that the holders of such Debt Securities will not recognize income, gain or loss for Federal income tax purposes as a result of such deposit, defeasance and discharge and will be subject to Federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge had not occurred. Such opinion must refer to or be based upon a ruling of the Internal Revenue Service or a change in applicable Federal income tax law occurring after the date of the Indenture. In the event of any such deposit and discharge, the holders of such Debt Securities would thereafter be entitled to look only to such trust fund for payment of principal of (and premium, if any) and interest, if any, on the Debt Securities. (Section 4.03).

     Covenant Defeasance. The Indenture provides, as to any series of Debt Securities to which the provisions described in this paragraph are made applicable, that (i) the Company may omit to comply with the covenants contained in Sections 10.05 (Limitations on Liens), 10.06 (Limitations on Sale and Lease-
Back) and 10.07 (Limitations on Change in Subsidiary Status) of the Indenture and (ii) such noncompliance shall not be deemed to be an Event of Default under the Indenture and the Debt Securities upon irrevocable deposit with the Trustee, in trust, of money or U.S. government securities (as described in the Indenture) or a combination thereof, which through the payment of interest and principal in respect thereof in accordance with their terms will provide money in an amount sufficient to pay (without reinvestment) and discharge (x) the principal of (and premium, if any) and each installment of principal of (and premium, if any) and interest, if any, on such Debt Securities on the Stated Maturity of such principal or installment of principal or interest, if any, and (y) any mandatory sinking fund payments or analogous payments applicable to Debt Securities of such series on the day on which such payments are due and payable in accordance with the terms of the Indenture and such Debt Securities. Such a trust may be established only if, among other things, the Company has delivered to the Trustee an Opinion of Counsel (as specified in the Indenture) to the effect that the holders of such Debt Securities will not recognize income, gain or loss for Federal income tax purposes as a result of such deposit and defeasance of certain obligations and will be subject to Federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred. The obligations of the Company under the Indenture and Debt Securities other than with respect to the covenants referred to above and the Events of Default other than the Event of Default referred to above shall remain in full force and effect. (Section 10.09).

     The Prospectus Supplement will state if any defeasance provision will apply to the Debt Securities.

MODIFICATION OF INDENTURE AND WAIVER OF CERTAIN COVENANTS

     With the consent of the holders of at least a majority in principal amount of the outstanding Debt Securities of each series affected, the Trustee and the Company may execute a supplemental indenture to change the Indenture or modify the rights of the holders of Debt Securities of any such series, but, without the consent of the holder of each outstanding Debt Security so affected, a supplemental indenture may not, among other things, (i) change (except as otherwise provided with respect to Debt Securities of any series) the

Stated Maturity of principal or interest, if any, on any Debt Security, or reduce the principal amount thereof or the rate of interest, if any, thereon or any premium payable on redemption, or reduce the amount of principal of an Original Issue Discount Security that would be due and payable upon a declaration of acceleration of Maturity pursuant to the Indenture, or change the Currency in which any Debt Security (or the premium, if any) or the interest, if any, thereon is payable, or impair the right to institute suit for the enforcement of any such payment on or after the Stated Maturity thereof (or, in the case of redemption or repayment, on or after the Redemption Date or Repayment Date), or (ii) reduce the aforesaid percentage of holders of Debt Securities of such series whose consent shall be required to authorize any such supplemental indenture or to waive certain provisions of the Indenture. (Section 9.02).

     The holders of a majority in principal amount of the Debt Securities of any series at the time outstanding may waive compliance by the Company with certain covenants in the Indenture with respect to Debt Securities of such series. (Section 10.08).

     The Indenture provides that in determining whether the holders of the requisite principal amount of the Debt Securities of a series then outstanding have given any request, demand, authorization, direction, notice, consent or waiver thereunder or whether a quorum is present at a meeting of holders of Debt Securities, (i) the principal amount of an Original Issue Discount Security that will be deemed to be outstanding will be the amount of the principal thereof that would be due and payable as of the date of such determination upon acceleration of the Maturity thereof, (ii) the principal amount of a Security denominated in one or more Foreign Currencies shall be deemed to be the Dollar equivalent, determined on the date of original issuance of such Security, of the principal amount thereof (or, in the case of an Original Issue Discount Security or Indexed Security, the Dollar equivalent on the original issuance date of such Security of the principal amount determined as provided in (i) above or (iii) below), (iii) the principal amount of any Indexed Security that will be deemed outstanding will be equal to the principal face amount of such Indexed Security at original issuance unless otherwise provided with respect to such Security pursuant to the Indenture, and (iv) Securities owned by the Company or any other obligor upon the Securities or any Affiliate of the Company or of such obligor will be disregarded and deemed not to be outstanding. (Section 1.01).

     The Indenture contains provisions for convening meetings of the holders of Debt Securities of a series if Debt Securities of that series are issuable as Bearer Securities. (Section 13.01). A meeting may be called at any time by the Trustee for such Debt Securities, and also, upon request, by the Company or the holders of at least 10% in principal amount of the outstanding Debt Securities of such series, in any such case upon notice given as provided in the Indenture. (Section 13.02). Except for any consent that must be given by the holder of each Debt Security affected thereby, as described above, any resolution presented at a meeting or adjourned meeting duly reconvened at which a quorum is present may be adopted by the affirmative vote of the holders of a majority in principal amount of the outstanding Debt Securities of that series; provided, however, that any resolution with respect to any request, demand, authorization, direction, notice, consent, waiver or other action that may be made, given or taken by the holders of a specified percentage in principal amount of Debt Securities of a series may be adopted at a meeting or adjourned meeting duly reconvened at which a quorum is present by the affirmative vote of the holders of such specified percentage in principal amount of the outstanding Debt Securities of that series. Any resolution passed or decision taken at any meeting of holders of Debt Securities of any series duly held in accordance with the Indenture will be binding on all holders of Debt Securities of that series. The quorum at any meeting called to adopt a resolution, and at any reconvened meeting, will be persons holding or representing a majority in principal amount of the outstanding Debt Securities of a series; provided, however, that if any action is to be taken at such meeting with respect to a consent or waiver which may be given by the holders of not less than a specified percentage, which is greater than a majority, in principal amount of the outstanding Debt Securities of a series, the persons holding or representing such specified percentage in principal amount of the Debt Securities of such series will constitute a quorum. (Section 13.04).

DEFAULTS AND CERTAIN RIGHTS ON DEFAULT

     An Event of Default with respect to any series of Debt Securities is defined as being any of the following events: default for 30 days in payment of any interest on the Debt Securities of such series; default in payment of principal of (and premium, if any, on) the Debt Securities of such series at Maturity; default for 90 days after notice in performance of any other covenant in the Indenture; certain events of bankruptcy, insolvency, receivership or reorganization relating to the Company; or any other Event of Default provided with respect to Debt Securities of that series. An Event of Default with respect to Debt Securities of a particular series does not necessarily constitute an Event of Default with respect to any other series. The Company will be required to deliver to the Trustee annually a written statement as to the fulfillment of its obligations under the Indenture. In case an Event of Default should occur and be continuing with respect to any series of Debt Securities, the Trustee or the holders of not less than 25% in principal amount of the Debt Securities of such series then outstanding may declare the principal of all the Debt Securities of such series to be immediately due and payable. Such declaration may, under certain circumstances, be rescinded by the holders of a majority in principal amount of the Debt Securities of such series at the time outstanding. (Sections 5.01, 5.02 and 10.04).

     Subject to the provisions of the Indenture relating to the duties of the Trustee in case an Event of Default shall occur and be continuing, the Trustee shall be under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any of the holders of Debt Securities, unless such holders of Debt Securities shall have offered to the Trustee security or indemnity. Subject to such provisions for indemnification and certain limitations contained in the Indenture, the holders of a majority in principal amount of the Debt Securities of any series at the time outstanding shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee with respect to Debt Securities of such series. The holders of a majority in principal amount of the Debt Securities of any series at the time outstanding may, in certain cases, waive any past default with respect to Debt Securities of such series except a default (i) in payment of principal of, or premium, if any, or interest on any of the Debt Securities of such series or (ii) in respect of a covenant or provision which under the Indenture cannot be modified or amended without the consent of the holder of each Debt Security of such series affected. (Sections 5.12, 5.13 and 6.03).

GOVERNING LAW

     The Indenture and the Debt Securities and any coupons appertaining thereto will be governed by and construed in accordance with the laws of the State of New York. (Section 1.12).

CONCERNING THE TRUSTEE

     The Trustee is one of a number of banks with which the Company maintains ordinary banking relationships and with which the Company maintains credit facilities.

                              PLAN OF DISTRIBUTION

     The Company may sell the Debt Securities: (i) through one or more underwriters or dealers; (ii) directly to a limited number of purchasers or a single purchaser; (iii) through one or more agents; or (iv) through a combination of such methods of sale. The Prospectus Supplement relating to the Offered Debt Securities will set forth the terms of the offering, including the name or names of any underwriters or dealers and the respective amounts of the Offered Debt Securities underwritten or purchased by each of them, the purchase price of the Offered Debt Securities and the proceeds to the Company from such sale, any underwriting discounts, commissions and other items constituting underwriters' compensation from the Company, any initial public offering price, any discounts or concessions allowed or reallowed or paid to dealers and any securities exchanges on which the Offered Debt Securities may be listed.

     If underwriters are used in the sale, the Debt Securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of the sale. The Debt Securities may be offered to the public through underwriting syndicates represented by managing underwriters or directly by underwriters. Unless otherwise set forth in the Prospectus Supplement, the obligations of the underwriters to purchase the Offered Debt Securities will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all the Offered Debt Securities if any are purchased. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

     If agents are used in the sale, the Prospectus Supplement will set forth the name of any agent involved in the offer or sale of the Offered Debt Securities in respect of which the Prospectus Supplement is delivered as well as any commissions payable by the Company to such agent. Unless otherwise indicated in the Prospectus Supplement, any such agent will be acting on a best efforts basis for the period of its appointment.

     If so indicated in the Prospectus Supplement, the Company will authorize agents, underwriters or dealers to solicit offers by certain specified investors to purchase Offered Debt Securities from the Company at the public offering price set forth in the Prospectus Supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. Such contracts will be subject to those conditions set forth in the Prospectus Supplement, and the Prospectus Supplement will set forth the commission payable for solicitation of such contracts and the date or dates in the future for delivery of the Offered Debt Securities pursuant to such contracts.

     In connection with an offering of Debt Securities, the underwriters or agents, as the case may be, may purchase and sell the Debt Securities in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the Debt Securities; and syndicate short positions involve the sale by underwriters or agents, as the case may be, of a greater number of Debt Securities than they are required to purchase from the Company in the offering. The underwriters may also impose a penalty bid, whereby selling concessions allowed to syndicate members or other broker-dealers in respect of the Debt Securities sold in the offering for their account may be reclaimed by the syndicate if such Debt Securities are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the Debt Securities, which may be higher than the price that might otherwise prevail in the open market. Underwriters or agents are not required to engage in these activities, and may end any of these activities at any time.

     Subject to certain conditions, the Company may agree to indemnify underwriters, dealers, agents or purchasers and their controlling persons against certain civil liabilities, including liabilities under the Securities Act, or to contribute with respect to payments which such persons may be required to make in respect thereof. Such persons may be customers of, engage in transactions with, or perform services for the Company in the ordinary course of business.

                                    EXPERTS

     The consolidated financial statements as of September 30, 1997 and 1996 and for each of the three years in the period ended September 30, 1997 and the related financial statement schedule incorporated by reference in this Prospectus from the Company's Annual Report on Form 10-K for the year ended September 30, 1997 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

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

                                 LEGAL MATTERS

     The legality of the Debt Securities offered hereby has been passed upon for the Company by Chadbourne & Parke LLP, 30 Rockefeller Plaza, New York, New York 10112, and, if the Debt Securities are distributed in an underwritten offering, will be passed upon for the underwriters by Dewey Ballantine LLP, 1301 Avenue of the Americas, New York, New York 10019-6092.
                            ------------------------

     NO DEALER, SALESMAN OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN AS CONTAINED IN THIS PROSPECTUS OR, WITH RESPECT TO ANY OFFERED DEBT SECURITIES, IN THE RELATED PROSPECTUS SUPPLEMENT, IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS AND ANY RELATED PROSPECTUS SUPPLEMENT, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER OR AGENT. THIS PROSPECTUS AND ANY RELATED PROSPECTUS SUPPLEMENT DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS OR ANY RELATED PROSPECTUS SUPPLEMENT, NOR ANY SALE MADE HEREUNDER OR THEREUNDER, SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THEREOF OR THAT THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE HEREIN OR THEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

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